                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                              Lamcor, Incorporated
   -------------------------------------------------------------------------
                                (Name of Issuer)

                           No Par Value Common Stock
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                      NA
               --------------------------------------------------
                                 (CUSIP Number)

                                Allen D. Barnes
                       Packaging Acquisition Corporation
                              1633 Mt. Vernon Road
                            Dunwoody, Georgia  30338
                                (770) 604 - 9000
    ------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 30, 1996
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO. ____________________                                      PAGE 2 OF 6 PAGES
                                                                    -----------------
-------------------------------------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
              Packaging Acquisition Corporation
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (A)  [ ]
                                                                                                    (B)  [ ]

-------------------------------------------------------------------------------------------------------------
     3  SEC USE ONLY

-------------------------------------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*
              O

-------------------------------------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                                               [ ]

-------------------------------------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Georgia

-------------------------------------------------------------------------------------------------------------
                7      SOLE VOTING POWER

 NUMBER OF      ---------------------------------------------------------------------------------------------
   SHARES       8      SHARED VOTING POWER
BENEFICIALLY                681,703
  OWNED BY      ---------------------------------------------------------------------------------------------
    EACH        9      SOLE DISPOSITIVE POWER
 REPORTING
   PERSON       ---------------------------------------------------------------------------------------------
    WITH        10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

                            681,703
-------------------------------------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]

-------------------------------------------------------------------------------------------------------------


------------------------
* The aggregate number of shares indicated in Row 11 are subject to Shareholder Voting Agreements dated September 30, 1996, between the reporting person and each of Leo Lund, Toby Jensen, Christopher Elliott, Sue Jones, David P. Stewart, Tim Stewart, Kathy Young and Mark A. Steele as described in Item 4 of this report. The reporting person expressly disclaims beneficial ownership of any of the shares of common stock of the registrant as to which it may be deemed to share voting power pursuant to such Shareholder Voting Agreements.

                               Page 2 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO. ____________________                        PAGE 3  OF 6 PAGES
                                                 ----------------------------
-------------------------------------------------------------------------------
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**

                     49.3%
-------------------------------------------------------------------------------
        14  TYPE OF REPORTING PERSON
              CO

-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the no par value common stock ("Lamcor Common Stock") of Lamcor, Incorporated ("Lamcor"). Lamcor is a Minnesota corporation whose principal executive offices are located at Highway 169 North, LeSueur, Minnesota 56058.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Packaging Acquisition Corporation ("PAC"), a Georgia corporation whose principal executive offices are located at 1633 Mt. Vernon Drive, Dunwoody, Georgia 30338.

     To the best of PAC's knowledge, during the last five years, neither PAC nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has PAC or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of PAC.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This item is not applicable because the nature of PAC's deemed beneficial ownership of shares of Lamcor Common Stock arises under the Shareholder Voting Agreements described in Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

     Pursuant to an Agreement and Plan of Merger, dated as of September 30, 1996 (the "Merger Agreement"), among PAC, Lamcor and LI Acquisition Corporation, a Georgia corporation and a wholly-owned subsidiary of PAC, and in consideration thereof, PAC and each of Leo W. Lund, Toby Jensen, Christopher Elliott, Sue Jones, David P. Stewart, Tim Stewart, Kathy Young and Mark A. Steele (the "Shareholders") have entered into a Shareholder Voting Agreement (each, a "Voting Agreement"). Each Voting Agreement provides that the Shareholder will vote such Shareholder's shares of Lamcor Common Stock (collectively constituting an aggregate of 681,703 shares or 49.3% of the shares outstanding as of September 30, 1996) in favor of the merger of LI Acquisition Corporation with and into Lamcor (the "Lamcor Merger"), the execution and delivery by Lamcor of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. Each Voting Agreement also provides that the Shareholder will vote such Shareholder's shares of
------------------------------
**     The percentage indicated represents the percentage of the total outstanding shares of the registrant's common stock as of September 30, 1996.

                               Page 3 of 6 Pages

Lamcor Common of Stock against any merger agreement or merger (other than the Merger Agreement and the Lamcor Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Lamcor or any amendment of Lamcor's Certificate of Incorporation or Bylaws or other proposal or transaction that would in any manner impede, frustrate, prevent or nullify the Lamcor Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. Each Shareholder has also agreed not to, and not to permit any, of its representatives to, directly or indirectly, solicit, initiate or encourage the submission of, any proposal for a merger, consolidation, share exchange or other business combination involving Lamcor or any of its subsidiaries or any proposal, tender or other offer to acquire in any manner, directly or indirectly, an equity interest in any voting securities of, or a substantial portion of the assets of Lamcor or any of its subsidiaries, other than the Lamcor Merger and the transactions contemplated by the Merger Agreement, or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any such proposal.

     Each Voting Agreement will terminate upon the earlier of the effective time of the Lamcor Merger or the date upon which the Merger Agreement is terminated in accordance with its terms.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The aggregate 681,703 shares of Lamcor Common Stock subject to the Voting Agreements are equal to approximately 49.3% of Lamcor Common Stock, based on the shares of Lamcor Common Stock issued and outstanding on September 30, 1996.

     PAC expressly disclaims any beneficial ownership of the aggregate 681,703 shares of Lamcor Common Stock subject to the Voting Agreements.

     Other than as set forth in this Item 5, to the best of PAC's knowledge (i) neither PAC nor any subsidiary or affiliate of PAC or any of its or their executive officers or directors, beneficially owns any shares of Lamcor Common Stock, and (ii) there have been no transactions in the shares of Lamcor Common Stock effected during the past 60 days by PAC, nor to the best of PAC's knowledge, by any subsidiary or affiliate of PAC or any of its or their executive officers or directors.

     Other than the Merger Agreement, including the Voting Agreements, a copy of each of which (excluding exhibits) is incorporated by reference herein, to the best of PAC's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of Lamcor. Other than the Shareholders, no other person is known by PAC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the aggregate 681,703 shares of Lamcor Common Stock subject to the Voting Agreements.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the Merger Agreement, including the Voting Agreements, a copy of each of which (excluding exhibits) is incorporated by reference herein, to the best of PAC's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of Lamcor.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   The Merger Agreement and the Voting Agreements (excluding exhibits) are filed herewith as exhibits hereto.



                               Page 4 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         October 10, 1996                        /s/ Allen D. Barnes
----------------------------------        ---------------------------------
              Date                                    Signature

                                              Allen D. Barnes, President
                                          ---------------------------------
                                                      Name/Title


                               Page 5 of 6 Pages

                               APPENDIX TO ITEM 2



                                                                  Principal
                                                                Employment and
   Name and Residence                     Position with       Principal Business
  or Business Address  Citizenship             PAC               of Employer
  -------------------- -----------             ---               -----------
    Allen D. Barnes        U.S.       President and Director     President of
                                                              Polyflex Film and
                                                               Converting, Inc.
                                                               (manufacturer of
                                                              polyethylene film
                                                                 for flexible
                                                               packaging uses)

William C. Beddingfield    U.S.           Executive Vice        Executive Vice
                                      President, Treasurer,      President at
                                          Secretary and          Transamerica
                                             Director          Business Credit
                                                                 Corporation
                                                              (commercial credit
                                                                 corporation)

    C. Dean Thompson       U.S.       Executive Vice President   President of NSA
                                                               Technologies, Inc.
                                                                (computer software
                                                                and systems management)



                               Page 6 of 6 Pages

                                                               EXECUTION COPY





                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                             LAMCOR, INCORPORATED,

                           LI ACQUISITION CORPORATION

                                      AND

                       PACKAGING ACQUISITION CORPORATION


                         DATED AS OF SEPTEMBER 30, 1996

                                                    TABLE OF CONTENTS

                                                                                                     Page
ARTICLE 1        TRANSACTIONS AND TERMS OF MERGER . . . . . . . . . . . . . . . . . . . . .           1

    1.1             Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1
    1.2             Time and Place of Closing   . . . . . . . . . . . . . . . . . . . . . .           1
    1.3             Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           2

ARTICLE 2        TERMS OF MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           2

    2.1             Charter   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           2
    2.2             Bylaws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           2
    2.3             Directors and Officers  . . . . . . . . . . . . . . . . . . . . . . . .           2
    2.4             Effect of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . .           2

ARTICLE 3        MANNER OF CONVERTING SHARES  . . . . . . . . . . . . . . . . . . . . . . .           2

    3.1             Conversion of Shares  . . . . . . . . . . . . . . . . . . . . . . . . .           2
    3.2             Anti-Dilution Provisions  . . . . . . . . . . . . . . . . . . . . . . .           3
    3.3             Shares Held by Lamcor or Buyer  . . . . . . . . . . . . . . . . . . . .           3
    3.4             Dissenting Shareholders   . . . . . . . . . . . . . . . . . . . . . . .           3
    3.5             Conversion of Options and Convertible Securities  . . . . . . . . . . .           4

ARTICLE 4        EXCHANGE OF SHARES . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5

    4.1             Exchange Procedures   . . . . . . . . . . . . . . . . . . . . . . . . .           5
    4.2             Rights of Former Lamcor Shareholders  . . . . . . . . . . . . . . . . .           5
    4.3             Withholding Rights  . . . . . . . . . . . . . . . . . . . . . . . . . .           6
    4.4             Lost Certificates   . . . . . . . . . . . . . . . . . . . . . . . . . .           6

ARTICLE 5        REPRESENTATIONS AND WARRANTIES OF LAMCOR . . . . . . . . . . . . . . . . .           6

    5.1             Organization, Standing, and Power   . . . . . . . . . . . . . . . . . .           6
    5.2             Authority; No Breach By Agreement   . . . . . . . . . . . . . . . . . .           6
    5.3             Capital Stock   . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7
    5.4             Lamcor Subsidiaries   . . . . . . . . . . . . . . . . . . . . . . . . .           8
    5.5             SEC Filings; Financial Statements   . . . . . . . . . . . . . . . . . .           8
    5.6             Absence of Undisclosed Liabilities  . . . . . . . . . . . . . . . . . .           8
    5.7             Absence of Certain Changes or Events  . . . . . . . . . . . . . . . . .           9
    5.8             Tax Matters   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           9
    5.9             Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           10
    5.10            Intellectual Property   . . . . . . . . . . . . . . . . . . . . . . . .           11
    5.11            Environmental Matters and Permits   . . . . . . . . . . . . . . . . . .           11
    5.12            Labor Relations   . . . . . . . . . . . . . . . . . . . . . . . . . . .           12
    5.13            Employee Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . .           13
    5.14            Material Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . .           14


    5.15            Legal Proceedings   . . . . . . . . . . . . . . . . . . . . . . . . . .           15
    5.16            Reports   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           15
    5.17            Statements True and Correct   . . . . . . . . . . . . . . . . . . . . .           15
    5.18            Regulatory Matters  . . . . . . . . . . . . . . . . . . . . . . . . . .           16
    5.19            State Takeover Laws   . . . . . . . . . . . . . . . . . . . . . . . . .           16
    5.20            Charter Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . .           16
    5.21            Shareholder Voting Agreement  . . . . . . . . . . . . . . . . . . . . .           16
    5.22            Noncompetition Agreement  . . . . . . . . . . . . . . . . . . . . . . .           16
    5.23            Knowledge Inquiry   . . . . . . . . . . . . . . . . . . . . . . . . . .           16

ARTICLE 6        REPRESENTATIONS AND WARRANTIES OF BUYER  . . . . . . . . . . . . . . . . .           17

    6.1             Organization, Standing, and Power   . . . . . . . . . . . . . . . . . .           17
    6.2             Authority; No Breach By Agreement   . . . . . . . . . . . . . . . . . .           17
    6.3             Compliance With Laws  . . . . . . . . . . . . . . . . . . . . . . . . .           18
    6.4             Legal Proceedings   . . . . . . . . . . . . . . . . . . . . . . . . . .           18
    6.5             Statements True and Correct   . . . . . . . . . . . . . . . . . . . . .           18
    6.6             Authority of Sub  . . . . . . . . . . . . . . . . . . . . . . . . . . .           19
    6.7             Regulatory Matters  . . . . . . . . . . . . . . . . . . . . . . . . . .           19
    6.8             Arrangements With Lamcor Personnel  . . . . . . . . . . . . . . . . . .           19
    6.9             Financing   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           20

ARTICLE 7        CONDUCT OF BUSINESS PENDING CONSUMMATION . . . . . . . . . . . . . . . . .           20

    7.1             Affirmative Covenants of Lamcor   . . . . . . . . . . . . . . . . . . .           20
    7.2             Negative Covenants of Lamcor  . . . . . . . . . . . . . . . . . . . . .           20
    7.3             Covenants of Buyer  . . . . . . . . . . . . . . . . . . . . . . . . . .           22
    7.4             Adverse Changes in Condition  . . . . . . . . . . . . . . . . . . . . .           22
    7.5             Reports   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           23

ARTICLE 8        ADDITIONAL AGREEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . .           23

    8.1             Proxy Statement; Shareholder Approval   . . . . . . . . . . . . . . . .           23
    8.2             Applications; Antitrust Notification  . . . . . . . . . . . . . . . . .           23
    8.3             Filings with State Offices  . . . . . . . . . . . . . . . . . . . . . .           23
    8.4             Agreement as to Efforts to Consummate   . . . . . . . . . . . . . . . .           24
    8.5             Investigation and Confidentiality   . . . . . . . . . . . . . . . . . .           24
    8.6             Press Releases  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           24
    8.7             Certain Actions   . . . . . . . . . . . . . . . . . . . . . . . . . . .           25
    8.8             State Takeover Laws   . . . . . . . . . . . . . . . . . . . . . . . . .           25
    8.9             Charter Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . .           25
    8.10            Employees   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           25
    8.11            Indemnification   . . . . . . . . . . . . . . . . . . . . . . . . . . .           26
    8.12            Certain Policies of Lamcor  . . . . . . . . . . . . . . . . . . . . . .           27

ARTICLE 9        CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE  . . . . . . . . . . . .           27

    9.1             Conditions to Obligations of Each Party   . . . . . . . . . . . . . . .           27
    9.2             Conditions to Obligations of Buyer  . . . . . . . . . . . . . . . . . .           28
    9.3             Conditions to Obligations of Lamcor   . . . . . . . . . . . . . . . . .           30

ARTICLE 10       TERMINATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           31

    10.1            Termination   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           31
    10.2            Effect of Termination   . . . . . . . . . . . . . . . . . . . . . . . .           32
    10.3            Guaranty by PFC   . . . . . . . . . . . . . . . . . . . . . . . . . . .           32

ARTICLE 11       MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           32

    11.1            Definitions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           32
    11.2            Expenses and Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . .           40
    11.3            Brokers and Finders   . . . . . . . . . . . . . . . . . . . . . . . . .           41
    11.4            Entire Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . .           41
    11.5            Amendments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           41
    11.6            Waivers   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           41
    11.7            Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           42
    11.8            Notices   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           42
    11.9            Governing Law   . . . . . . . . . . . . . . . . . . . . . . . . . . . .           43
    11.10           Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           43
    11.11           Captions; Articles and Sections   . . . . . . . . . . . . . . . . . . .           43
    11.12           Interpretations   . . . . . . . . . . . . . . . . . . . . . . . . . . .           43
    11.13           Enforcement of Agreement  . . . . . . . . . . . . . . . . . . . . . . .           43
    11.14           Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           43
    11.15           Escrow  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           44
    11.16           Shareholders' Representative  . . . . . . . . . . . . . . . . . . . . .           44
    11.17           Survival  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           46
    11.18           Arbitration   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           46

                                LIST OF EXHIBITS


EXHIBIT
NUMBER             DESCRIPTION
-------            -----------
    1.              FORM OF SHAREHOLDER VOTING AGREEMENT.  (Section  5.21).

    2.              MATTERS AS TO WHICH GRAY, PLANT, MOOTY, MOOTY & BENNETT, P.A. WILL OPINE.  (Section  9.2(D)).

    3.              FORM OF CLAIMS LETTER  (Section  9.2(E)).

    4.              MATTERS AS TO WHICH ALSTON & BIRD WILL OPINE.  (Section  9.3(D)).

    5.              FORM OF ESCROW AGREEMENT.  (Section  9.1(E)).

    6.              FORM OF EMPLOYMENT AGREEMENT (JENSEN).  (Section  9.2(F)).

    7.              FORM OF NONCOMPETITION AGREEMENT (LUND).  (Section  5.22).

    8.              FORM OF OPTION CANCELLATION AGREEMENT.  (Section  9.2(I)).

                          AGREEMENT AND PLAN OF MERGER


        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of September 30, 1996, by and among LAMCOR, INCORPORATED ("Lamcor"), a Minnesota corporation having its principal office located in Le Sueur, Minnesota; LI ACQUISITION CORPORATION ("Sub"), a Georgia corporation having its principal office located in Atlanta, Georgia; and PACKAGING ACQUISITION CORPORATION ("Buyer"), a Georgia corporation having its principal office located in Atlanta, Georgia.

                                    PREAMBLE

        The Boards of Directors of Lamcor, Sub and Buyer are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective shareholders. This Agreement provides for the acquisition of Lamcor by Buyer pursuant to the merger of Sub with and into Lamcor. At the effective time of such merger, the outstanding shares of the capital stock of Lamcor shall be converted into the right to receive a cash payment from Buyer (except as provided herein). As a result, Lamcor shall continue to conduct its business and operations as a wholly-owned subsidiary of Buyer. The transactions described in this Agreement are subject to the approval of the shareholders of Lamcor and the satisfaction of certain other conditions described in this Agreement.

        Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

        NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

                                   ARTICLE 1
                        TRANSACTIONS AND TERMS OF MERGER

        1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, Sub shall be merged with and into Lamcor in accordance with the provisions of Section 302A.651 of the MBCA with the effect provided in
Section 302A.641 of the MBCA and Section 14-2-1107 of the GBCC with the effect provided in Section 14-2-1106 of the GBCC (the "Merger"). Lamcor shall be the Surviving Corporation resulting from the Merger and shall become a wholly- owned Subsidiary of Buyer and shall continue to be governed by the Laws of the State of Minnesota. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Lamcor, Sub and Buyer, and by Buyer, as the sole shareholder of Sub.

        1.2 TIME AND PLACE OF CLOSING. The closing of the transactions contemplated hereby (the "Closing") will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties.

        1.3 EFFECTIVE TIME. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Minnesota and the Certificate of Merger reflecting the Merger becomes effective with the Secretary of State of the State of Georgia (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the first business day following or, if practicable, the same business day as the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of Lamcor approve this Agreement to the extent such approval is required by applicable Law.

                                   ARTICLE 2
                                TERMS OF MERGER

        2.1 CHARTER. The Articles of Incorporation of Lamcor in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until otherwise amended or repealed.

        2.2 BYLAWS. The Bylaws of Lamcor in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise amended or repealed.

        2.3 DIRECTORS AND OFFICERS. The directors of Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Lamcor in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

        2.4 EFFECT OF MERGER. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the MBCA and the GBCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Lamcor and Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Lamcor and Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

                                   ARTICLE 3
                          MANNER OF CONVERTING SHARES

        3.1 CONVERSION OF SHARES. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Lamcor, Sub or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

              (a) Each share of Buyer Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

              (b) Each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into one share of Lamcor Common Stock.

              (c) Each share of Lamcor Common Stock (excluding shares held by Lamcor or any Buyer Company, in each case other than as a result of debts previously contracted, and excluding shares held by shareholders who perfect their statutory dissenters' rights as provided in Section 3.4) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive from Buyer a cash payment in an amount equal to $4.12 (the "Merger Consideration") less (i) $0.12 representing the pro rata portion of the Escrowed Funds described in Section 11.15 and allocable to each such share of Lamcor Common Stock, and (ii) any Taxes required to be withheld pursuant to Section 4.3 (the "Cash Payment").

        3.2 ANTI-DILUTION PROVISIONS. In the event Lamcor changes the number of shares of Lamcor Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the amount of the Cash Payment shall be proportionately adjusted.

        3.3 SHARES HELD BY LAMCOR OR BUYER. Each of the shares of Lamcor Common Stock held by Lamcor or by any Buyer Company shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

        3.4   DISSENTING SHAREHOLDERS.

              (a) Notwithstanding any provision of this Agreement to the contrary, shares of Lamcor Common Stock ("Shares") that are outstanding immediately prior to the Effective Time and which are held by Shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing the fair value for such Shares in accordance with Section 302A.473 of the MBCA (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such Shareholders shall be entitled to receive payment of the fair value of such Dissenting Shares held by such Shareholders (with interest if required by the MBCA) in accordance with the provisions of such
Section 302A.473, except that each Dissenting Share held by Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 302A.473 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Cash Payment, without any interest thereon, upon surrender, in the manner provided in Section 4.1, of the certificate or certificates that formerly evidenced such Dissenting Shares.

              (b) Lamcor shall give Buyer (i) prompt notice of any demands for fair value of Dissenting Shares received by Lamcor and withdrawals of any such demands and (ii) the opportunity to participate in all negotiations and proceedings with respect to each such demand. Lamcor shall not, except with the prior written consent of Buyer, make any payment (except to the extent that any such payment is made pursuant to a final, non-appealable court order) with respect to any demands for the fair value of Dissenting Shares or offer to settle or settle any such demands.

              (c)    Payments to the holders of Dissenting Shares pursuant to
Section 302A.473, and any costs or expenses in connection therewith, which exceed the amount of the Merger Consideration payable with respect to such Shares, shall not be paid out of the Escrowed Funds.

        3.5 CONVERSION OF OPTIONS AND CONVERTIBLE SECURITIES. At the Effective Time, each option or warrant to purchase shares of Lamcor capital stock outstanding at the Effective Time, whether or not exercisable ("Lamcor Options") , and all other securities convertible into or exchangeable for shares of Lamcor capital stock, whether or not convertible or exchangeable ("Lamcor Convertible Securities"), shall be canceled. At the Closing, Buyer shall cause Lamcor to make a cash payment for each Lamcor Option or Lamcor Convertible Security ("Option Settlement Payment") equal to the product of (a) the difference (if positive) between the Merger Consideration and the price at which the holder of such Lamcor Option or Lamcor Convertible Security could purchase each share of Lamcor Common Stock to which such Lamcor Option or Lamcor Convertible Security relates, multiplied by (b) the number of shares of Lamcor Common Stock subject to such Lamcor Option or Lamcor Convertible Security as if such Lamcor Option was then fully exercisable or such Lamcor Convertible Security was then fully convertible or exchangeable, less (y) the product of $0.12, representing the pro rata portion of the Escrowed Funds described in
Section 11.15 allocable to each such share of Lamcor Common Stock, multiplied by the number of shares referenced in clause (b) above, and further less (z) any Taxes required to be withheld pursuant to Section 4.3. At the Effective Time, each such Lamcor Option and each such Lamcor Convertible Security shall no longer represent the right to purchase shares of Lamcor Common Stock, but in lieu thereof shall represent only the nontransferable right to receive the Option Settlement Payment referred to above. The parties hereto agree that the Rights offered pursuant to the Rights Offering were terminated and cancelled effective upon the termination of the Rights Offering by the Company, are no longer outstanding and are therefore not included in the respective definitions of "Lamcor Options" and "Lamcor Convertible Securities" set forth above.

                                   ARTICLE 4
                               EXCHANGE OF SHARES

        4.1   EXCHANGE PROCEDURES.

              (a) At the Effective Time, Buyer shall deposit in trust with a bank or trust company (the "Exchange Agent") selected by mutual agreement of Lamcor and Buyer before the Closing Date cash in an aggregate amount equal to the product of (i) the number of Shares issued and outstanding at the Effective Time (other than Shares owned beneficially or of record by Sub or Buyer and other than the Dissenting Shares) and (ii) the Merger Consideration (such amount is referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, make payments provided for in Sections 4.1(b) and
11.15 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement or the Escrow Agreement.

              (b) Promptly after the Effective Time, Buyer and Lamcor shall cause the Exchange Agent to mail to the former Shareholders of Lamcor appropriate transmittal materials which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing Shares of Lamcor Common Stock (the "Certificates") shall pass, only upon proper delivery of such Certificates to the Exchange Agent. The Exchange Agent may establish reasonable and customary rules and procedures in connection with its duties. After the Effective Time, each holder of Shares of Lamcor Common Stock (other than shares to be canceled pursuant to Section 3.3 or as to which statutory dissenters' rights have been perfected as provided in Section 3.4) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the Cash Payment, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2. Buyer shall not be obligated to deliver the consideration to which any former holder of Lamcor Common Stock is entitled as a result of the Merger until such holder surrenders such holder's Certificate or Certificates for exchange as provided in this
Section 4.1. The Certificate or Certificates so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither Buyer, the Surviving Corporation nor the Exchange Agent shall be liable to a holder of Lamcor Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law. Adoption of this Agreement by the Shareholders of Lamcor shall constitute ratification of the appointment of the Exchange Agent.

        4.2 RIGHTS OF FORMER LAMCOR SHAREHOLDERS. At the Effective Time, the stock transfer books of Lamcor shall be closed as to holders of Lamcor Common Stock immediately prior to the Effective Time, and no transfer of Lamcor Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each Certificate (other than Certificates representing shares to be canceled pursuant to Section 3.3 or as to which statutory dissenters' rights have been perfected as provided in Section 3.4) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section
3.1 in exchange therefor. However, upon surrender of such Certificate, any undelivered cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such Certificate.

        4.3 WITHHOLDING RIGHTS. Each of Surviving Corporation and Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Lamcor Common Stock, Lamcor Options, or Lamcor Convertible Securities such Taxes as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Surviving Corporation or Buyer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Lamcor Common Stock in respect of which such deduction and withholding was made by Surviving Corporation or Buyer, as the case may be.

        4.4 LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will make payment pursuant to this Article 4 with respect to such Certificate.

                                   ARTICLE 5
                    REPRESENTATIONS AND WARRANTIES OF LAMCOR

             Lamcor hereby represents and warrants to Buyer as follows:

        5.1 ORGANIZATION, STANDING, AND POWER. Lamcor is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Minnesota, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Lamcor is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lamcor.

        5.2   AUTHORITY; NO BREACH BY AGREEMENT.

              (a) Lamcor has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Lamcor, subject to the adoption of this Agreement by the holders of a majority of the outstanding shares of Lamcor Common Stock (excluding all Shares beneficially owned or owned of record by Buyer or Buyer's Affiliates), which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by Lamcor. Subject to such requisite Shareholder approval, and assuming the due authorization, execution and delivery of this Agreement by Buyer and Sub, this Agreement represents a legal, valid, and binding obligation of Lamcor, enforceable against Lamcor in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

              (b) Neither the execution and delivery of this Agreement by Lamcor, nor the consummation by Lamcor of the transactions contemplated hereby, nor compliance by Lamcor with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Lamcor's Articles of Incorporation or Bylaws, or (ii) except as disclosed in Section 5.2 of the Lamcor Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of Lamcor under, any Contract or Permit of Lamcor or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), violate any Law or Order applicable to Lamcor or any of its Material Assets; except with respect to subparagraphs (ii) and (iii) above where any such breaches, defaults, violations or other occurrences would not, individually or in the aggregate, have a Material Adverse Effect on Lamcor's business or Assets.

              (c) No notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Lamcor of the Merger and the other transactions contemplated in this Agreement, except (i) in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, (ii) for Consents required from Regulatory Authorities and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and (iii) where failure to obtain such Consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent Lamcor from performing its obligations under this Agreement, and would not, individually or in the aggregate, have a Material Adverse Effect on Lamcor's business or Assets.

        5.3   CAPITAL STOCK.

              (a) The authorized capital stock of Lamcor consists of 10,000,000 Shares of Lamcor Common Stock, of which 1,382,317 shares are issued and outstanding as of the date of this Agreement and up to 550,000 shares are reserved for issuance and issuable upon exercise of the Lamcor Options or upon the conversion or exchange of Lamcor Convertible Securities. All of the issued and outstanding Shares of Lamcor Common Stock are duly authorized, validly issued and outstanding and are fully paid and nonassessable. No dividends have been made or declared by Lamcor in respect of any shares of Lamcor Common Stock which remain unpaid at the date hereof. No present or former Shareholder of Lamcor has any preemptive rights with respect to shares of Lamcor Common Stock under the MBCA or under the Articles of Incorporation of Lamcor as in effect on the date of this Agreement and none of the outstanding shares of capital stock of Lamcor has been issued in violation of any preemptive rights under the MBCA.

              (b)    Except as set forth in Section 5.3(a), or as disclosed in
Section 5.3 of the Lamcor Disclosure Memorandum, no Rights or options exercisable for and no debt or equity securities convertible into or exchangeable for shares of capital stock or other equity securities of Lamcor are outstanding, and Lamcor is under no obligation to issue any shares of its capital stock or other debt or equity securities or any Rights, options or other debt or equity securities exercisable for or convertible or exchangeable for shares of the capital stock of Lamcor.

        5.4 LAMCOR SUBSIDIARIES. Lamcor has no, and has never had any, subsidiaries.

        5.5   SEC FILINGS; FINANCIAL STATEMENTS.

              (a) Lamcor has timely filed all SEC Documents required to be filed by Lamcor since December 31, 1992. Section 5.5 of the Lamcor Disclosure Memorandum lists SEC Documents filed by Lamcor since such date (the "Lamcor SEC Reports"). The Lamcor SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the Securities Laws and
(ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

              (b) Each of the Lamcor Financial Statements (including, in each case, any related notes) contained in the Lamcor SEC Reports, including any Lamcor SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q or 10-QSB of the SEC), and fairly presented in all Material respects the financial position of Lamcor as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

        5.6 ABSENCE OF UNDISCLOSED LIABILITIES. Lamcor has no Knowledge of Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lamcor, except Liabilities which are accrued or reserved against in the balance sheets of Lamcor as of September 30, 1995 and June 30, 1996, included in the Lamcor Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto or the Lamcor Disclosure Memorandum. Lamcor has not incurred or paid any Liability since June 30, 1996, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and as to incurred liabilities, are not, individually or in the aggregate, Material, (ii) in connection with the transactions contemplated by this Agreement or (iii) as shown in the Lamcor Disclosure Memorandum. Except as disclosed in Section 5.6 of the Lamcor Disclosure Memorandum, Lamcor is not directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person for any amount. Lamcor has terminated the offering of Rights to subscribe for up to 350,000 shares of Lamcor Common Stock initiated by Lamcor on March 1, 1996 (the "Rights Offering"), and returned any and all funds tendered pursuant to such Rights Offering. Section 5.6 of the Lamcor Disclosure Memorandum lists all Lamcor Shareholders of record who tendered funds pursuant to such Rights Offering and had such tendered funds returned by Lamcor.

        5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since September 30, 1995, except as disclosed in the Lamcor Financial Statements delivered prior to the date of this Agreement or as disclosed in the Lamcor Disclosure Memorandum and except for such changes as are the result of general economic conditions or general conditions in the industry in which Lamcor operates, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lamcor, and
(ii) Lamcor has not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of Lamcor provided in Article 7.

        5.8   TAX MATTERS.

              (a) All Tax Returns required to be filed by or on behalf of Lamcor have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before September 30, 1995, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all Tax Returns filed are complete and accurate. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the Lamcor Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.8 of the Lamcor Disclosure Memorandum. Lamcor's federal income Tax Returns have not been audited by the IRS. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of Lamcor.

              (b) Lamcor has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

              (c) The provision for any Taxes due or to become due for Lamcor for the period or periods through and including the date of the respective Lamcor Financial Statements that has been made and is reflected on such Lamcor Financial Statements is sufficient to cover all such Taxes.

              (d) Deferred Taxes of Lamcor have been provided for in accordance with GAAP.

              (e) Lamcor (i) is not a party to any Tax allocation or sharing agreement, (ii) has not been a member of an affiliated group filing a consolidated federal income Tax Return and (iii) has no Liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or by Contract or otherwise.

              (f) Lamcor is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

              (g) Except as disclosed in Section 5.8 of the Lamcor Disclosure Memorandum, Lamcor has not made any payments, is not obligated to make any payments, or is not a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

              (h) Through the Effective Time, there has not been nor shall there be an ownership change, as defined in Internal Revenue Code Section 382(g), of Lamcor that occurred during or after any Taxable Period in which Lamcor incurred a net operating loss that carries over to any Taxable Period ending after September 30, 1995, excluding the ownership change contemplated by the Merger.

        5.9 ASSETS. Except as disclosed in Section 5.9 of the Lamcor Disclosure Memorandum or as disclosed or reserved against in the Lamcor Financial Statements delivered prior to the date of this Agreement, Lamcor has good and marketable title, free and clear of all Liens, to all of its Assets. To the Knowledge of Lamcor, (i) the machinery and equipment used in Lamcor's business are in good working order and are usable in a manner consistent with past use, reasonable wear and tear excepted, (ii) have been regularly and properly maintained in accordance with reasonable and customary industry standards and applicable regulations, and (iii) there are no defects or malfunctions in such machinery and equipment, which alone or in the aggregate, are reasonably likely to result in any disruption or interruption in Lamcor's business which would have a Material Adverse Effect on Lamcor. All items of inventory of Lamcor reflected on the most recent balance sheet included in the Lamcor Financial Statements delivered prior to the date of this Agreement and prior to the Effective Time consisted and will consist, as applicable, of items of a quality and quantity usable and saleable in the ordinary course of business, are valued at the lower of cost or net realizable market value and conform to generally accepted standards in the industry in which Lamcor is a part. All Assets which are Material to Lamcor's business held under leases or subleases by Lamcor, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and neither Lamcor nor to Lamcor's Knowledge any other party thereto is in Default in any Material respect under any such Contract. Lamcor has not received notice from any insurance carrier that

(i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance and Lamcor has no Knowledge of any event that would cause Lamcor to be required to give notice thereof in order to assert a claim under such policies. There are no assets used in connection with the business of Lamcor other than (i) the Assets reflected on the Lamcor Financial Statements, (ii) Assets owned by Lamcor but not required by GAAP to be reflected on the Lamcor Financial Statements, and (iii) Assets acquired by Lamcor since the date of the latest Lamcor Financial Statements, less any Assets sold by Lamcor in the ordinary course of business since the latest Lamcor Financial Statements.

        5.10 INTELLECTUAL PROPERTY. Lamcor owns or has a license to use (or will by the Effective Time own or have a license to use) all of the Intellectual Property which is Material to and used in the course of its business. Lamcor is the owner of or has a license to any Intellectual Property sold or licensed to a third party in connection with its business operations, and has the right to convey by sale or license any Intellectual Property so conveyed. Lamcor is not in Default under any of its Intellectual Property licenses. No proceedings have been instituted or are pending, or to the Knowledge of Lamcor threatened, which challenge the rights of Lamcor with respect to Intellectual Property used, sold or licensed by Lamcor in the course of its business, nor to the Knowledge of Lamcor has any person claimed or alleged any rights to such Intellectual Property. Lamcor is not obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. No officer, director, or employee of Lamcor is a party to a Contract which requires such officer, director or employee to assign any interest in any Intellectual Property to Lamcor and to keep confidential any trade secrets, proprietary data, customer information, or other business information of Lamcor, and to the Knowledge of Lamcor no such officer, director or employee is party to any Contract with any Person other than Lamcor which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than Lamcor or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than Lamcor. Except as disclosed in Section 5.10 of the Lamcor Disclosure Memorandum, no officer or director or, to the Knowledge of Lamcor, other employee of Lamcor is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person, including Lamcor.

        5.11  ENVIRONMENTAL MATTERS AND PERMITS.  Except as disclosed in Section
5.11 of the Lamcor Disclosure Memorandum:

              (a) Lamcor is, and has been, in Material compliance with all Environmental Laws.

              (b) There is no Litigation pending or, to the Knowledge of Lamcor, threatened before any court, governmental agency, or authority or other forum in which Lamcor has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by Lamcor.

              (c)    To the Knowledge of Lamcor, during the period
Lamcor's ownership or operation of any of its current properties, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties. Prior to the period of Lamcor's ownership or operation of any of its respective current properties, to the Knowledge of Lamcor, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property.

        Lamcor has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lamcor, and there has occurred no Default under any such Permit. Except as disclosed in Section
5.11 of the Lamcor Disclosure Memorandum, Lamcor:

              (i) is not in Default under any of the provisions of its Articles of Incorporation or Bylaws (or other governing instruments);

              (ii) is not in Material Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business; or

              (iii) since January 1, 1993, has not received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (1) asserting that Lamcor is not in Material compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (2) threatening to revoke any Permits, or (3) requiring Lamcor to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking.

Copies of all Material reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to Buyer.

        5.12 LABOR RELATIONS. Lamcor is not now and has not been in the preceding five (5) years the subject of any Litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is it party to any collective bargaining agreement, nor is there any strike or other labor dispute, pending or to the Knowledge of Lamcor threatened, or to the Knowledge of Lamcor, is there any current activity involving any of its employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

        5.13  EMPLOYEE BENEFIT PLANS.

              (a) Lamcor has disclosed in Section 5.13 of the Lamcor Disclosure Memorandum, and has delivered or made available to Buyer prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written or unwritten employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, which grant benefits to any Person in excess of $500.00 on an annualized basis, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Lamcor or any ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Lamcor Benefit Plans").

              (b) Except for the Lamcor 401(k) Profit Sharing Plan and Trust dated effective October 1, 1993, Lamcor does not have and has never maintained an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA. Lamcor does not have and has never contributed to a multiemployer plan within the meaning of Section 3(37) of ERISA.

              (c) All Lamcor Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lamcor. Each Lamcor ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and Lamcor is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Lamcor has not engaged in a transaction with respect to any Lamcor Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject Lamcor to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

              (d) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Lamcor with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. Lamcor has not incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate).

              (e) Except as disclosed in Section 5.13 of the Lamcor Disclosure Memorandum, Lamcor does not have any Liability for retiree health and life benefits under any of the Lamcor Benefit Plans and there are no restrictions on the rights of Lamcor to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder.

              (f) Except as disclosed in Section 5.13 of the Lamcor Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of Lamcor from Lamcor under any Lamcor Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Lamcor Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

              (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of Lamcor and its beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of
Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the Lamcor Financial Statements to the extent required by and in accordance with GAAP.

              (h) Each Lamcor Benefit Plan designed to satisfy the requirements of Section 125, Section 401, Section 401(k), Section 409, Section 501(c)(9), Section 4975(e)(7), and/or Section 4980B of the Code, satisfies such section.

              (i) All amounts required to be paid by Lamcor with respect to each Lamcor Benefit Plan on or before the Effective Time have been paid.

              (j) Neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby will result in a Material increase in the premium costs of any Lamcor Benefit Plan for which benefits are insured or a Material increase in benefit costs of any Lamcor Benefit Plan which provides self- insured benefits.

              (k) No "leased employee," as that term is defined in Section 414(n) of the Code, performs services for a Company.

              (l) Lamcor has furnished to Buyer correct and complete copies of all plan documents, trust agreements, summary plan descriptions, employee informational materials, IRS Forms 5500 and participant listings for each Lamcor Benefit Plan.

        5.14 MATERIAL CONTRACTS. Except as disclosed in Section 5.14 of the Lamcor Disclosure Memorandum or otherwise reflected in the Lamcor Financial Statements delivered prior to the date of this Agreement, neither Lamcor nor any of its assets, businesses, or operations is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by Lamcor or the guarantee by Lamcor of any such obligation (other than Contracts evidencing trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business),
(iii) any Contract which prohibits or restricts Lamcor from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers and "shrink-wrap" software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by Lamcor, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $100,000), and (vii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Lamcor with the SEC as of the date of this Agreement (together with all Contracts referred to in Sections 5.9 and 5.14(a), the "Lamcor Contracts").
With respect to each Lamcor Contract: (i) the Contract is in full force and effect; (ii) Lamcor is not in Default thereunder; (iii) Lamcor has not repudiated or waived any Material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Lamcor, in Default in any respect or has repudiated or waived any Material provision thereunder. All of the indebtedness of Lamcor for money borrowed is prepayable at any time by Lamcor without penalty or premium.

        5.15 LEGAL PROCEEDINGS. Except as described in Section 5.15 of the Lamcor Disclosure Memorandum, there is no Litigation instituted or pending, or to the Knowledge of Lamcor threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome), against Lamcor, or against any officer or director, or employee benefit plan of Lamcor, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against Lamcor. Section
5.15 of the Lamcor Disclosure Memorandum contains a summary of all pending Litigation as of the date of this Agreement to which Lamcor is a party and which names Lamcor as a defendant or cross- defendant.

        5.16 REPORTS. Since January 1, 1993 Lamcor has timely filed all Material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except as described in Section 5.16 of the Lamcor Disclosure Memorandum or for failures to file or properly file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lamcor). As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all Material respects with all applicable Laws, and did not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

        5.17 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument, or other writing furnished or to be furnished by Lamcor to Buyer pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by Lamcor for inclusion in the Proxy Statement to be mailed to Lamcor's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by Lamcor with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Lamcor, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that Lamcor is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

        5.18 REGULATORY MATTERS. Lamcor has not taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

        5.19 STATE TAKEOVER LAWS. As of the Effective Time, Lamcor will have taken, or cause to be taken, all necessary action required under Minnesota law so that the provisions of the MBCA do not prevent the consummation of the Merger or have a Material Adverse Effect on Sub or Buyer.

        5.20 CHARTER PROVISIONS. Lamcor has not taken any action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do and will result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of Lamcor or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, Shares of Lamcor that may be directly or indirectly acquired or controlled by them.

        5.21 SHAREHOLDER VOTING AGREEMENT. Each of the officers and directors of Lamcor and Affiliates of such officers and directors who are Shareholders, and each of the holders of 5% or more of the outstanding shares of Lamcor Common Stock has executed and delivered to Buyer an agreement in substantially the form of Exhibit 1.

        5.22 NONCOMPETITION AGREEMENT. Leo Lund has executed and delivered the Noncompetition Agreement attached as Exhibit 7.

        5.23 KNOWLEDGE INQUIRY. As to any representation and warranty contained in this Article 5 that is qualified as being to the "Knowledge" of Lamcor or words of similar import, one or more of the persons named in the definition of "Knowledge" in Section 11.1 as having actual knowledge on behalf of Lamcor of the facts to which such representation and warranty relates either
(a) has such actual knowledge of the accuracy of such representation and warranty or (b) has reviewed the text of such representation and warranty and all Schedules to this Agreement relating thereto with the senior most management employee or employees of Lamcor having management or supervisory responsibility for the operations and affairs of Lamcor to which such representation and warranty relates and has inquired of such employee or employees as to the accuracy of such representation and warranty and has not received any response to such review and inquiry which would indicate that there are facts and circumstances not heretofore disclosed to Buyer that would cause such representation and warranty to be inaccurate in any Material respect.

                                   ARTICLE 6
                    REPRESENTATIONS AND WARRANTIES OF BUYER

        Buyer hereby represents and warrants to Lamcor as follows:

        6.1 ORGANIZATION, STANDING, AND POWER. Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Material Assets. Buyer is duly qualified or licensed to transact business as a foreign corporation in good standing in the foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Buyer.

        6.2   AUTHORITY; NO BREACH BY AGREEMENT.

              (a) Buyer has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Buyer. This Agreement represents a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

              (b) Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Buyer's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Buyer Company under, any Contract or Permit of any Buyer Company or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), violate any Law or Order applicable to any Buyer Company or any of their respective Material Assets.

              (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Buyer, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Buyer of the Merger and the other transactions contemplated in this Agreement.

        6.3 COMPLIANCE WITH LAWS. Each Buyer Company has in effect all Permits necessary for it to own, lease or operate its Material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. None of the Buyer Companies:

              (a) is in Default under its Articles of Incorporation or Bylaws (or other governing instruments); or

              (b) is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business; or

              (c) since January 1, 1993, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Buyer Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring any Buyer Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business.

        6.4 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of Buyer, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Buyer Company, or against any officer or director, or employee benefit plan of any Buyer Company, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Buyer Company.

        6.5 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument or other writing furnished or to be furnished by any Buyer Company or any Affiliate thereof to Lamcor pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Buyer Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Lamcor's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by any Buyer Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Lamcor, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that any Buyer Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

        6.6 AUTHORITY OF SUB. Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia as a wholly owned Subsidiary of Buyer. The authorized capital stock of Sub shall consist of 1,000 shares of Sub Common Stock, all of which is validly issued and outstanding, fully paid and nonassessable and is owned by Buyer free and clear of any Lien. Sub has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Sub. This Agreement represents a legal, valid, and binding obligation of Sub, enforceable against Sub in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought). Buyer, as the sole shareholder of Sub, has voted prior to the Effective Time the shares of Sub Common Stock in favor of approval of this Agreement, as and to the extent required by applicable Law.

        6.7 REGULATORY MATTERS. No Buyer Company or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to Materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

        6.8 ARRANGEMENTS WITH LAMCOR PERSONNEL. Prior to the date of this Agreement, Buyer has disclosed to the Special Committee of the Board of Directors of Lamcor all Material arrangements or agreements proposed by any Buyer Companies or any Affiliate thereof to any officer, director or employee of Lamcor and pertaining to (i) the services or compensation of such Person after the Effective Time or (ii) participation by any such officer, director or employee of Lamcor in the equity ownership of any Buyer Company or any Affiliate thereof at the Effective Time.

        6.9   FINANCING.   Prior to the date of this Agreement, Buyer has
delivered to Lamcor a letter from CGW Southeast Partners III, L.P. ("CGW") addressed to Buyer to the effect that as of the date of this Agreement, CGW is highly confident that Buyer will have sufficient assets and financing to fund the Merger Consideration payable under this Agreement. On or before the last to occur of twenty one (21) days after the date of this Agreement or the mailing of the Proxy Statement to the Shareholders of Lamcor, Buyer will deliver to Lamcor evidence that Buyer has entered into (a) a written agreement with CGW providing for the investment by CGW in the equity securities of Buyer in the amount of not less than Eight Million Dollars ($8,000,000) on the terms and subject to the conditions set forth in that agreement and (b) an agreement and plan of merger with Polyflex Film and Converting, Inc., a Georgia corporation ("PFC") pursuant to which PFC shall, contemporaneously with the consummation of the Merger, merge with and into a wholly owned subsidiary of Buyer on the terms and subject to the conditions set forth in that agreement and plan of merger. Buyer agrees to use commercially reasonable best efforts to cause the transactions to be provided for in such agreement with CGW and such agreement and plan of merger with PFC to be consummated.

                                   ARTICLE 7
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

        7.1 AFFIRMATIVE COVENANTS OF LAMCOR. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Lamcor shall (a) operate its business only in the usual, regular, and ordinary course, (b) preserve intact its business organization and Assets and maintain its rights and franchises, and
(c) take no action which would (i) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c), or (ii) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

        7.2 NEGATIVE COVENANTS OF LAMCOR. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Lamcor covenants and agrees that it will not do or agree or commit to do, any of the following without the prior written consent of the President or Treasurer of Buyer, which consent shall not be unreasonably withheld:

              (a) amend the Articles of Incorporation, Bylaws or other governing instruments of Lamcor; or

              (b) except for that certain construction loan and related security interests (the "Construction Loan") in a principal amount not to exceed $480,000.00, which Construction Loan bears interest at a rate not to exceed the highest rate currently charged to Lamcor by Valley National Bank of Le Sueur for Lamcor's other outstanding indebtedness and contains no prepayment penalty or premium, incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of the business, consistent with past practices, or impose, or suffer the imposition, on any Asset of any Lien or permit any such

    Lien to exist (other than in connection with Liens in effect as of the date hereof that are disclosed in the Lamcor Disclosure Memorandum); or

              (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Lamcor, or declare or pay any dividend or make any other distribution in respect of Lamcor's capital stock; or

              (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Lamcor Common Stock or any other capital stock of Lamcor, or any stock appreciation rights, or any option, warrant, or other Right; or

              (e) adjust, split, combine or reclassify any capital stock of Lamcor or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Lamcor Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (x) any shares of capital stock of any Lamcor Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Lamcor Company) or (y) any Material Asset other than in the ordinary course of business for reasonable and adequate consideration and other than in connection with the Construction Loan; or

              (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any Material investment, either by purchase of stock of securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, or
    (iii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

              (g) grant any increase in compensation or benefits to the employees or officers of Lamcor, except in accordance with past practice disclosed in Section 7.2(g) of the Lamcor Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the Lamcor Disclosure Memorandum; and enter into or amend any severance agreements with officers of Lamcor; grant any Material increase in fees or other increases in compensation or other benefits to directors of Lamcor except in accordance with past practice disclosed in Section 7.2(g) of the Lamcor Disclosure Memorandum; or

              (h) enter into or amend any employment Contract between Lamcor and any Person; or

              (i) adopt any new employee benefit plan of Lamcor or terminate or withdraw from, or make any Material change in or to, any existing employee benefit plans of Lamcor other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practice; or

              (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

              (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of Lamcor for Material money damages or restrictions upon the operations of Lamcor; or

              (l) enter into, modify, amend or terminate any Material Contract or waive, release, compromise or assign any Material rights or claims;
    or

              (m) incur fees and expenses in connection with the negotiation and preparation of this Agreement, in settlement of claims relating to, based upon or arising out of the Rights Offering or in consideration for the Releases or in attorneys fees and expenses and other costs in obtaining such settlement or Releases, and in connection with the consummation of the transactions provided for herein in excess of $275,000.

        7.3 COVENANTS OF BUYER. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Buyer covenants and agrees that it shall take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c), or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Buyer Company from acquiring any Assets or other businesses or from discontinuing or disposing of any of its Assets or business if such action (i) is, in the judgment of Buyer, desirable in the conduct of the business of Buyer and its Subsidiaries; and (ii) does not adversely affect the Buyer's ability to fund the Merger Consideration and the Option Settlement Payment pursuant to Sections 3.1(c), 3.5 and 9.1(e).

        7.4 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a Material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

        7.5 REPORTS. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not Material). As of their respective dates, such reports filed with the SEC will comply in all Material respects with the Securities Laws and will not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8
                             ADDITIONAL AGREEMENTS

        8.1 PROXY STATEMENT; SHAREHOLDER APPROVAL. Lamcor shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after execution of this Agreement, for the purpose of voting upon adoption of this Agreement and such other related matters as it deems appropriate. In connection with the Shareholders' Meeting, (i) Lamcor shall prepare and file with the SEC a Proxy Statement and mail such Proxy Statement to its shareholders, (ii) the Parties shall furnish to each other all information concerning them (including information described in Section 6.8) that they may reasonably request in connection with such Proxy Statement, and (iii) the Board of Directors of Lamcor shall recommend to its shareholders the approval of the matters submitted for approval. Buyer and Lamcor shall make all necessary filings with respect to the Merger under the Securities Laws.

        8.2 APPLICATIONS; ANTITRUST NOTIFICATION. Buyer shall prepare and file, and Lamcor shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. To the extent required by the HSR Act, each of the Parties will file with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required for the transactions contemplated hereby and any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act and will comply in all Material respects with the requirements of the HSR Act. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

        8.3 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, Lamcor shall execute and file the Articles of Merger with the Secretary of State of the State of Minnesota and Sub shall execute and file the Certificate of Merger with the Secretary of State of the State of Georgia in connection with the Closing.

        8.4 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

        8.5   INVESTIGATION AND CONFIDENTIALITY.

              (a) Prior to the Effective Time, each Party shall keep the other Party advised of all Material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

              (b) In addition to the Parties' respective obligations under the Confidentiality Agreement, which is hereby reaffirmed and adopted and incorporated by reference herein, each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

              (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a Material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

        8.6 PRESS RELEASES. Prior to the Effective Time, Lamcor and Buyer shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.6 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

        8.7 CERTAIN ACTIONS. Lamcor shall deal exclusively with Buyer with respect to the sale of the Lamcor Common Stock or any assets or properties of Lamcor (not made in the ordinary course of business), and Lamcor shall not (and shall direct the officers, directors, financial advisors, accountants and counsel of Lamcor not to): (i) solicit the submission of any Acquisition Proposal; (ii) participate in any discussions or negotiations regarding, or furnish any information to any person or entity other than the Buyer, or otherwise cooperate in any way or assist, facilitate or encourage, any Acquisition Proposal by any person or entity other than the Buyer; or (iii) enter into any agreement or understanding, whether oral or written, that would prevent the consummation of the transaction proposed herein; provided, however, that the foregoing restrictions shall not apply to any Acquisition Proposal that is received by Lamcor or its Representatives from a third party which the Board of Directors of Lamcor determines is required in the exercise of its fiduciary duties to consider, provided that Lamcor shall promptly notify Buyer thereof.
If and only if Lamcor shall accept and close within one year after the date of this Agreement any such other Acquisition Proposal first received before the termination of this Agreement, Lamcor shall pay to Buyer, in reimbursement of the expenses incurred by the Buyer in connection with the transaction proposed herein and as liquidated damages to compensate the Buyer for the loss of the benefit to be derived by the Buyer from the acquisition of the Lamcor Common Stock and the consummation of the Merger and the transactions contemplated by this Agreement, the lesser of (i) actual documented out-of-pocket expenses of the Buyer incurred after June 14, 1996 in connection with the transaction proposed herein or (ii) $250,000 (the "Expenses"); provided, however, that no amount shall be paid pursuant to this Section 8.7 if the Agreement was terminated by Lamcor pursuant to Sections 10.1(b), 10.1(c) or 10.1(f) (but only on the basis of the failure of Buyer to satisfy the conditions set forth in Sections 9.3(a), 9.3(b) or 9.3(c)). Upon payment of the Expenses and the Fee to the extent required under Section 11.2, this Agreement shall terminate with no further liability of Lamcor or at law or equity resulting therefrom.

        8.8 STATE TAKEOVER LAWS. Before the Effective Time, Lamcor shall take all necessary action so that the provisions of the MBCA do not prevent the consummation of the Merger or have a Material Adverse Effect on Sub or Buyer.

        8.9 CHARTER PROVISIONS. Lamcor shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of Lamcor or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of Lamcor that may be directly or indirectly acquired or controlled by them.

        8.10 EMPLOYEES. Following the Effective Time, Buyer intends to cause Lamcor to retain substantially all of its current employees and shall provide generally to officers and employees of Lamcor employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of Buyer Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by Buyer to its similarly situated officers and employees. For purposes of participation, vesting and (except in the case of Buyer retirement plans) benefit accrual under Buyer's employee benefit plans, the service of the employees of Lamcor prior to the Effective Time shall be treated as service with a Buyer Company participating in such employee benefit plans. Except as otherwise contemplated herein, Buyer also shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms all employment, severance, consulting and other compensation Contracts disclosed in Section 8.10 of the Lamcor Disclosure Memorandum to Buyer between Lamcor and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Lamcor Benefit Plans.

        8.11  INDEMNIFICATION.

              (a) For a period of six years after the Effective Time, Buyer shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former directors and officers of Lamcor (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions arising out of the Indemnified Party's service or services as directors or officers of Lamcor or, at Lamcor's request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time if (i) such Indemnified Party is determined to have met the relevant standard of care and criteria set forth in subdivision 2 of Section 302A.521 of the MBCA (or any successor statutory provisions) and otherwise to the extent and as provided under Section 302A.521 of the MBCA (or any successor statutory provisions) and (ii) such Indemnified Party notifies Buyer of each claim for indemnification in accordance with Section 8.11(b) within the six-year period following the Effective Time. Without limiting the foregoing, in any case in which any determination of eligibility for such indemnification or for the payment or reimbursement of expenses under such Section is required to be made by the Surviving Corporation, the Surviving Corporation shall direct, at the election of the Indemnified Party, that any such determination of eligibility shall be made by independent counsel mutually agreed upon between Buyer and the Indemnified Party. For a period of six (6) years after the Effective Time, Buyer and the Surviving Corporation will not take any action, or permit any action to be taken, which would change or amend the provisions of the Articles of Incorporation or Bylaws of the Surviving Corporation in effect at the Effective Time relating to indemnification provided under Section 302A.521 of the MBCA (or any successor statutory provisions) or limitation of liability, in any manner that would adversely affect the rights of any Indemnified Party under
Section 8.11. In the event the Surviving Corporation or any of its successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination with any other Person and is not the resulting, continuing or surviving corporation or entity of such consolidation, merger or transaction or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successor and assigns of the Surviving Corporation assume the obligations set forth in Section 8.11. Each Indemnified Party shall be a third party beneficiary of Section 8.11 and shall be entitled to enforce the provisions of Section 8.11.

              (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.11, upon learning of any such Liability or Litigation, shall promptly notify Buyer thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Buyer or the Surviving Corporation shall have the obligation and right to assume the defense thereof and neither Buyer nor the Surviving Corporation shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Buyer or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Buyer and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) neither Buyer nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent; and provided further that neither Buyer nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. The provisions of this Section 8.11 do not and shall not modify the indemnification obligations of Lamcor provided under Section 302A.521 of the MBCA (or any successor statutory provisions).

        8.12 CERTAIN POLICIES OF LAMCOR. Buyer and Lamcor also shall consult with respect to the character, amount and timing of restructuring and Merger-related expense charges to be taken by each of the Parties in connection with the transactions contemplated by this Agreement and shall take such charges in accordance with GAAP, prior to the Effective Time, as may be mutually agreed upon by the Parties. Neither Party's representations, warranties, covenants or agreements contained in this Agreement shall be deemed to be inaccurate or breached in any respect as a consequence of any modifications or charges undertaken solely on account of this Section 8.12.

                                   ARTICLE 9
               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

        9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6:

              (A) SHAREHOLDER APPROVAL. The shareholders of Lamcor, by the requisite approval required by Law and Lamcor's governing corporate documents, shall have adopted this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NASD.

              (B) REGULATORY APPROVALS. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of Buyer would so materially adversely impact the economic or business assumptions of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

              (C) CONSENTS AND APPROVALS. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Buyer would so materially adversely impact the economic or business assumptions of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

              (D) LEGAL PROCEEDINGS. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

              (E) ESCROW AGREEMENT. Lamcor, Buyer, the Shareholders' Representative and the Escrow Agent shall have entered into an Escrow Agreement in substantially the form of Exhibit 5.

        9.2 CONDITIONS TO OBLIGATIONS OF BUYER. The obligations of Buyer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Buyer pursuant to Section 11.6(a):

              (A) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Lamcor set forth in this Agreement shall be true and correct on the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date).

              (B) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the Material agreements and covenants of Lamcor to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with.

              (C) CERTIFICATES. Lamcor shall have delivered to Buyer (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Lamcor and in Section 9.2(a) and 9.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Lamcor's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby.

              (D) OPINION OF COUNSEL. Buyer shall have received an opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A., counsel to Lamcor, dated as of the Closing, substantially in the form set forth in Exhibit 2.

              (E) CLAIMS LETTERS. Each of the directors and officers of Lamcor shall have executed and delivered to Buyer letters in substantially the form of Exhibit 3, and all indebtedness of any such director or officer outstanding as of the Effective Time shall have been paid in full to Lamcor.

              (F) EMPLOYMENT AGREEMENT. Toby Jensen shall have executed, subject to delivery to Buyer at the Closing, an Employment Agreement in substantially the form of Exhibit 6 hereto.

              (G) DISSENTING SHAREHOLDERS. Not more than five percent (5%) of the Lamcor Common Stock issued and outstanding immediately prior to the Effective Time shall constitute Dissenting Shares.

              (H) SETTLEMENT OF CLAIMS, RELEASES. Lamcor shall have delivered to Buyer written releases (a "Release") in form and content acceptable to Buyer and its counsel from the shareholders of Lamcor identified below pursuant to which each such shareholder executing any such Release, for good and sufficient consideration (which, to the extent such consideration is the payment of money, shall be paid by Lamcor), agrees to release Lamcor and Buyer and Sub and all officers, directors, agents, attorneys and employees of Lamcor and/or Buyer and Sub of, from and in respect of all claims, demands, actions, causes of action, damages or other liabilities (including both those known or unknown, accrued or yet to accrue and/or those arising out of federal or state statutory or common law) in any way relating to, based upon or arising out of the commencement, conduct or termination by Lamcor of the Rights Offering. A Release shall be obtained from (i) each shareholder of Lamcor that has heretofore asserted against Lamcor, either directly or through an attorney, any claim in any way relating to, based upon or arising out of the commencement, conduct or termination of the Rights Offering, (ii) not less than ninety-five percent (95%) of the shareholders of Lamcor who timely subscribed to shares of Lamcor Common Stock in the Rights Offering, other than those of such shareholders who are included within clause (i) of this sentence, and (iii) the holders of not less than 800,000 shares of the Lamcor Common Stock issued and outstanding on the date hereof, other than holders of Lamcor Common Stock who are included within clauses (i) and (ii) of this sentence.

              (I) OPTION CANCELLATION AGREEMENT. Each of the holders of Lamcor Options shall have executed, subject to delivery to Buyer at the Closing, an Option Cancellation Agreement in substantially the form of
    Exhibit 8 hereto (collectively, the "Option Cancellation Agreements").

        9.3 CONDITIONS TO OBLIGATIONS OF LAMCOR. The obligations of Lamcor to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Lamcor pursuant to Section 11.6(b):

              (A) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Buyer set forth in this Agreement shall be true and correct on the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date).

              (B) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the Material agreements and covenants of Buyer to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with.

              (C) CERTIFICATES. Buyer shall have delivered to Lamcor (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Buyer and in Section 9.3(a) and 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Buyer's Board of Directors and Sub's Board of Directors and sole shareholder evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby.

              (D) OPINION OF COUNSEL. Lamcor shall have received an opinion of Alston & Bird, counsel to Buyer, dated as of the Effective Time, substantially in the form set forth in Exhibit 4.

              (E) FAIRNESS OPINION. Lamcor shall have received from R.J. Steichen & Co. Corp. a letter, dated not more than five business days prior to the date of the Proxy Statement, to the effect that, in the opinion of such firm, the consideration to be received by Lamcor shareholders in connection with the Merger is fair, from a financial point of view, to such Shareholders.

              (F) EXCHANGE AGENT CERTIFICATION. The Exchange Agent shall have delivered to Lamcor a certificate, dated as of the Effective Time, to the effect that the Buyer has deposited with the Exchange Agent the Exchange Fund required pursuant to Section 4.1.

                                   ARTICLE 10
                                  TERMINATION

        10.1 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Lamcor, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time only as follows:

              (a) By mutual written consent of the Board of Directors of Buyer and the Board of Directors of Lamcor; or

              (b) By the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a Material breach by the other Party of any representation, warranty, covenant or agreement (other than any breach arising out of or based upon the failure of Buyer timely to deliver to Lamcor the items described in the second sentence of Section 6.9 of this Agreement or the failure of Buyer to obtain the financing at Closing sufficient to fund the Merger Consideration payable under this Agreement) contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

              (c) By the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Lamcor fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Shareholders' Meeting where such matters were presented to such shareholders for approval and voted upon; or

              (d) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by January 15, 1997, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(d); or

              (e) By the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(d); or

              (f) By the Board of Directors of Lamcor if Buyer shall fail timely to deliver to Lamcor the items described in the second sentence of Section 6.9 of this Agreement or if Buyer shall fail to obtain the financing at Closing sufficient to fund the Merger Consideration payable under this Agreement.

        10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section
10.2 and Sections 11.2, 11.16, 11.18 and 8.5(b) shall survive any such termination and abandonment, and (ii) a termination pursuant to Section 10.1(b) shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. In the event this Agreement shall be terminated pursuant to
Section 10.1(f), Buyer shall pay and reimburse Lamcor for amounts actually paid by Lamcor to third parties for legal and accounting fees and related costs in connection with the negotiation, preparation and execution of this Agreement and the preparation for the consummation of the transactions contemplated hereby provided, however, that the maximum aggregate liability of Buyer for such payment and reimbursement shall be $100,000.

        10.3 GUARANTY BY PFC. Contemporaneously with the execution and delivery by Buyer and Sub of this Agreement, Buyer has delivered to Lamcor the written agreement of PFC guaranteeing the obligations of Buyer under the last sentence of Section 10.2 above.

                                   ARTICLE 11
                                 MISCELLANEOUS

        11.1  DEFINITIONS.

              (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

              "ACQUISITION PROPOSAL" shall mean proposals or offers from any Person or entity other than Buyer or any of Buyer's Affiliates relating to (i) any acquisition, issuance or purchase (whether through a merger, consolidation, share exchange, purchase of assets or similar transaction, and whether effected in a single transaction or series of related transactions) of an amount of the Lamcor capital stock which results in a Change of Control, or (ii) the purchase of all or substantially all of the assets and properties of Lamcor, or (iii) a transaction of the type described in the preceding clauses (i) or (ii) but relating to any corporation or other form of entity formed by Lamcor or any Affiliate of Lamcor to which at least 51% of the outstanding Lamcor Common Stock or substantially all of the assets or properties of Lamcor may be contributed.

              "AFFILIATE" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person (on a fully diluted basis); or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

              "AGREEMENT" shall mean this Agreement and Plan of Merger, including the Exhibits hereto.

              "ASSETS" of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

              "ARTICLES OF MERGER" shall mean the Articles of Merger to be executed by Lamcor and filed with the Secretary of State of the State of Minnesota relating to the Merger as contemplated by Section 1.1.

              "BUYER CAPITAL STOCK" shall mean the capital stock of Buyer.

              "BUYER COMPANIES" shall mean, collectively, Buyer and all Buyer Subsidiaries.

              "BUYER SUBSIDIARIES" shall mean the Subsidiaries of Buyer, which shall include any corporation or other organization acquired as a Subsidiary of Buyer in the future and held as a Subsidiary by Buyer at the Effective Time.

              "CERTIFICATE OF MERGER" shall mean the Certificate of Merger to be executed by Lamcor and filed with the Secretary of State of the State of Georgia relating to the Merger as contemplated by Section 1.1.

              "CHANGE OF CONTROL" shall have occurred if any "person" or "group of persons" (as determined pursuant to Sections 13(d) and 14(d) of the 1934 Act) (i) becomes the beneficial owner, directly or indirectly, of voting securities of Lamcor, or securities convertible into or exchangeable for such voting securities, representing more than 50% of the combined voting power of Lamcor's then outstanding securities or (ii) acquires the right or power to nominate and/or control, directly or indirectly, a majority of the members of Lamcor's Board of Directors (or the Board of Directors of the resulting or surviving entity with which Lamcor is merged or consolidated).

              "CLOSING DATE" shall mean the date on which the Closing occurs.

              "CONFIDENTIALITY AGREEMENT" shall mean that certain
    Nondisclosure, Nonsolicitation and Standstill Agreement, dated June 10, 1996, between Lamcor and Buyer.

              "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

              "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

              "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Law, Order, or Permit.

              "ENVIRONMENTAL LAWS" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

              "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

              "ESCROW AGREEMENT" shall mean the Escrow Agreement dated as of the Closing Date by and among Buyer, Lamcor and the Shareholders' Representative.

              "EXHIBITS" 1 through 8, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

              "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

              "GBCC" shall mean the Georgia Business Corporation Code.

              "HAZARDOUS MATERIAL" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental
    Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

              "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

              "INTELLECTUAL PROPERTY" shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

              "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

              "KNOWLEDGE" as used with respect to (i) Buyer, shall mean the actual knowledge of William C. Beddingfield or Allen D. Barnes and
    (ii) with respect to Lamcor, shall mean the actual knowledge of Toby Jensen, Leo Lund, Mark Steele, and Dave Shonka.

              "LAMCOR COMMON STOCK" shall mean the no par value capital stock of Lamcor.

              "LAMCOR DISCLOSURE MEMORANDUM" shall mean the written information entitled "Lamcor, Incorporated Disclosure Memorandum" delivered prior to the date of this Agreement to Buyer describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

              "LAMCOR FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Lamcor as of June 30, 1996, and as of September 30, 1995 and 1994, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended June 30, 1996, and for each of the three fiscal years ended September 30, 1995, 1994 and 1993, as filed by Lamcor in SEC Documents, and (ii) the consolidated balance sheets of Lamcor (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) provided to Buyer or included in SEC Documents filed with respect to periods ended subsequent to June 30, 1996.

              "LAW" shall mean any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

              "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

              "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (iii) Liens which do not materially impair the use of or title to the Assets subject to such Lien.

              "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, governmental or other examination or investigation, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

              "LOSS" shall mean any and all direct or indirect demands, claims, payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, actions, causes of action, suits, losses, diminution in the value of Assets, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses, and interest on any amount payable to a third party as a result of the foregoing.
     This definition shall include all Losses, whether accrued, absolute, contingent, known, unknown or otherwise.

              "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question;
     provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

              "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a Material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement.

              "MBCA" shall mean the Minnesota Business Corporation Act.

              "NASD" shall mean the National Association of Securities Dealers, Inc.

              "NASDAQ NATIONAL MARKET" shall mean the National Market System of the National Association of Securities Dealers Automated Quotations
    System.

              "1933 ACT" shall mean the Securities Act of 1933, as amended.

              "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

              "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi- judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

              "PARTY" shall mean either Lamcor, Sub or Buyer, and "PARTIES" shall mean Lamcor, Sub and Buyer.

              "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

              "PERSON" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

              "PROXY STATEMENT" shall mean the proxy statement used by Lamcor to solicit the approval of its shareholders of the transactions contemplated by this Agreement.

              "REGULATORY AUTHORITIES" shall mean, collectively, the SEC, the NASD, the United States Department of Justice, and all other federal, state, county, local or other governmental or regulatory agencies, authorities (including self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

              "REPRESENTATIVE" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

              "RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

              "SEC DOCUMENTS" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

              "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, applicable state securities Laws, and the rules and regulations of any Regulatory Authority promulgated thereunder.

              "SHAREHOLDER" and "SHAREHOLDERS" shall mean the holders of Lamcor Common Stock.

              "SHAREHOLDERS' MEETING" shall mean the meeting of the shareholders of Lamcor to be held pursuant to Section 8.1, including any adjournment or adjournments thereof.

              "SHAREHOLDERS' REPRESENTATIVE" shall mean David P. Stewart in his capacity as the Shareholders' Representative pursuant to Section 11.16 of this Agreement.

              "SUB COMMON STOCK" means the no par value common stock of Sub.

              "SUBSIDIARIES" shall mean all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), or (ii) in the case of partnerships, serves as a general partner.

              "SURVIVING CORPORATION" shall mean Lamcor as the surviving corporation resulting from the Merger.

              "TAX" or "TAXES" shall mean any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposes or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

              "TAX RETURN" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

              (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

          Business Combination                                  Section 11.2(b)
          Buyer                                                 Preamble
          Cash Payment                                          Section 3.1(c)
          Certificates                                          Section 4.1(b)
          CGW                                                   Section 6.9
          Closing                                               Section 1.2
          Construction Loan                                     Section 7.2(b)
          Dissenting Shares                                     Section 3.4(a)
          Effective Time                                        Section 1.3
          Escrow Claim                                          Section 11.15
          Escrowed Funds                                        Section 11.15
          Exchange Agent                                        Section 4.1(a)
          Exchange Fund                                         Section 4.1(a)
          Expenses                                              Section 8.7
          Fee                                                   Section 11.2(b)
          Indemnified Party                                     Section 8.11(a)
          Lamcor                                                Preamble
          Lamcor Benefit Plans                                  Section 5.13(a)
          Lamcor Contracts                                      Section 5.14
          Lamcor Convertible Securities                         Section 3.5
          Lamcor Options                                        Section 3.5
          Lamcor Expenses                                       Section 11.15
          Lamcor SEC Reports                                    Section 5.5(a)
          Merger                                                Section 1.1
          Merger Consideration                                  Section 3.1(c)
          Option Cancellation Agreements                        Section 9.2(i)
          Option Settlement Payment                             Section 3.5
          PFC                                                   Section 6.9
          Release                                               Section 9.2(h)
          Representative's Expenses                             Section 11.16(e)
          Rights Offering                                       Section 5.6
          Shareholders' Representative                          Section 11.16(a)
          Shares                                                Section 3.4(a)

          Steichen                                              Section 11.3
          Sub                                                   Preamble

              (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

        11.2  EXPENSES AND FEE.

              (a)    Except as otherwise provided in this Section 11.2 or in
Section 8.7, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

              (b) In addition to the foregoing, if, after the date of this Agreement and within twelve (12) months following:

                     (i) any termination of this Agreement by Buyer pursuant to Sections 10.1(b) or 10.1(f) (but only on the basis of the failure of Lamcor to satisfy any of the conditions enumerated in Section 9.2, other than Section 9.2(d)); or

                     (ii) failure to consummate the Merger by reason of any failure of Lamcor to satisfy the conditions enumerated in Section 9.2, other than Section 9.2(d);

any third-party, in a single transaction or series of related transactions and whether through a merger, consolidation, share exchange, purchase or similar transaction, shall purchase all or substantially all of the Assets of Lamcor or any corporation or business entity owned by Lamcor or its Affiliates and to which such Assets are contributed or acquire or purchase an amount of the capital stock of Lamcor or such other corporation or business entity that results in a Change of Control (collectively, a "Business Combination"), then Lamcor shall pay to Buyer upon consummation and closing of the Business Combination an amount in cash equal to the sum of:

                     (x) the Expenses determined under Section 8.7 above (if not previously paid by Lamcor), plus

                     (y) a fee ("Fee") equal to 2% of the aggregate fair market value of the consideration received by the Shareholders of Lamcor in such Business Combination;

which sum represents additional compensation for Buyer's loss as the result of the transactions contemplated by this Agreement not being consummated; provided, however, that no Expenses or Fee shall be paid to Buyer if the Agreement was terminated by Lamcor pursuant to Sections 10.1(b) or 10.1(f) (but only on the basis of the failure of Buyer to satisfy any of the conditions set forth in Sections 9.3(a), 9.3(b) or 9.3(c)). Upon payment of the Expenses and the Fee, this Agreement shall terminate with no further liability of Lamcor or such third party at law or equity resulting therefrom. In the event such third-party shall refuse to pay such amounts within ten days of demand therefor by Buyer, the amounts shall be an obligation of Lamcor and shall be paid by Lamcor promptly upon notice to Lamcor by Buyer.

        11.3 BROKERS AND FINDERS. Except for R.J. Steichen & Co. Corp. ("Steichen") as to Lamcor, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Lamcor or Buyer, each of Lamcor and Buyer, as the case may be, agrees to indemnify and hold the other harmless of and from any Liability in respect of any such claim; provided, however, the Surviving Corporation will pay upon the Effective Time the balance of any fees payable to Steichen so long as Lamcor has not breached the covenant set forth in Section 7.2(m).

        11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except, as to Section 8.5(b), for the Confidentiality Agreement). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.11.

        11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Lamcor Common Stock, there shall be made no amendment that pursuant to Section 302A.613 of the MBCA requires further approval by such Shareholders without the further approval of such Shareholders.

        11.6  WAIVERS.

              (a) Prior to or at the Effective Time, Buyer, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Lamcor, to waive or extend the time for the compliance or fulfillment by Lamcor of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer.

              (b) Prior to or at the Effective Time, Lamcor, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Buyer, to waive or extend the time for the compliance or fulfillment by Buyer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Lamcor under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Lamcor.

              (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

        11.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

        11.8 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre- paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

    Lamcor:              Lamcor, Incorporated
                         P.O. Box 70
                         Highway 169 North
                         Le Sueur, Minnesota  56058
                         Telecopy Number:  (612) 665-6390
                         Attention:  Special Committee of the Board of Directors

    Copy to Counsel:     Gray, Plant, Mooty, Mooty & Bennett, P.A.
                         3400 City Center
                         33 South Sixth Street
                         Minneapolis, Minnesota  55402-3796
                         Telecopy Number:  (612) 333-0066
                         Attention: Bruce B. McPheeters, Esq.

    Buyer:               Packaging Acquisition Corporation
                         1633 Mt. Vernon Road
                         Dunwoody, Georgia  30338
                         Telecopy Number:  (770) 604-9077
                         Attention: William C. Beddingfield

        Copy to Counsel: Alston & Bird
                         One Atlantic Center
                         1201 West Peachtree Street
                         Atlanta, Georgia  30309-3424
                         Telecopy Number:  (404) 881-7777
                         Attention: Teri L. McMahon, Esq.

        11.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of Georgia and as to statutory dissenters' rights, the MBCA, without regard to any applicable conflicts of Laws.

        11.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

        11.11 CAPTIONS; ARTICLES AND SECTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

        11.12 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

        11.13 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

        11.14 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        11.15 ESCROW. The Exchange Agent shall deliver to the Escrow Agent on behalf of the Shareholders at the Effective Time an amount equal to Two Hundred Thirty One Thousand Eight Hundred Seventy Eight Dollars and 04/100 ($231,878.04) (the "Escrowed Funds") representing the aggregate of (a) the amount allocated to the Escrowed Fund with respect to each share of Lamcor Common Stock issued and outstanding immediately prior to the Effective Time and (b) the amount allocated to each share of Lamcor Common Stock that is subject to any Lamcor Option or Lamcor Convertible Security purchased pursuant to Section 3.5. The term "Escrow Claim" means any and all claims, individually or in the aggregate, made by Buyer within one year after the Effective Time for the purpose of compensating Buyer for Losses resulting from (x) the breach or inaccuracy of any representation or warranty of Lamcor contained herein, (y) the failure of Lamcor to perform any covenant or agreement of Lamcor under this Agreement, and (z) all amounts in excess of $275,000 paid or incurred by Lamcor in connection with the negotiation and preparation of this Agreement, in settlement of claims relating to, based upon or arising out of the Rights Offering or in consideration for the Releases, or in attorneys fees and expenses and other costs in obtaining such settlement or Releases, and in connection with the consummation of the transactions provided for herein (collectively, the "Lamcor Expenses"); provided, however, that Buyer shall not be entitled to assert a claim against the Escrowed Funds for breaches of representations and warranties pursuant to the preceding clause
(x) if Buyer had actual knowledge of the breach at the Effective Time; provided further, that Buyer shall not be entitled to assert an Escrow Claim against the Escrowed Funds unless each such Escrow Claim is in excess of $1,000.00. An Escrow Claim shall be satisfied or liquidated only from the Escrowed Funds in accordance with the terms and conditions of the Escrow Agreement; provided, however, that Buyer shall not be entitled to receive any of the Escrowed Funds unless (i) the Surviving Corporation is not in breach in any Material respect of any of its covenants or agreements arising after the Effective Time and (ii) the aggregate amount of all Escrow Claims arising out of clauses (x) and (y) of the preceding sentence exceeds $50,000. Once such $50,000 threshold has been reached, Buyer shall be entitled to full payment for all Escrow Claims arising out of such clauses (x) and (y) out of the Escrowed Funds as if no such limitation on payment had existed, provided that the conditions of clause (i) of this sentence is satisfied at the time of payment. Buyer shall pay all fees and expenses in connection with the escrow and the Escrowed Funds, without reimbursement therefor to Buyer from the Escrowed Funds. Notwithstanding the foregoing, any amount of Lamcor Expenses in excess of $275,000 shall be paid to Buyer out of the Escrowed Funds, to the extent thereof, without regard to such $50,000 threshold.

        11.16  SHAREHOLDERS' REPRESENTATIVE.

               (a) The Shareholders irrevocably make, constitute and appoint David P. Stewart as their agent (the "Shareholders' Representative") and authorize and empower him to fulfill the role of Shareholders' Representative hereunder and under the Escrow Agreement. In the event of the resignation of the Shareholders' Representative, the resigning Shareholders' Representative shall appoint a successor from among the Shareholders and who shall agree in writing to accept such appointment. If the Shareholders' Representative should die or become incapacitated, his successor shall be appointed within 15 days of his death or incapacity by a majority of the Shareholders, and such successor shall be a Shareholder. The choice of a successor Shareholders' Representative appointed in any manner permitted above shall be final and binding upon all of the Shareholders. The decisions and actions of any successor Shareholders' Representative shall be, for all purposes, those of a Shareholders' Representative as if originally named herein.

               (b) Each Shareholder has made, constituted and appointed and by the approval of this Agreement hereby irrevocably makes, constitutes and appoints the Shareholders' Representative as such person's true and lawful attorney in fact and agent, for such person and in such person's name, place and stead for all purposes necessary or desirable in order for the Shareholders' Representative to take the actions contemplated by this Agreement and the Escrow Agreement on behalf of the Shareholders, with the ability to execute and deliver all instruments, certificates and other documents of every kind incident to the foregoing to all intents and purposes and with the same effect as such Shareholder could do personally, and each such Shareholder hereby ratifies and confirms as his, her or its own act, all that the Shareholders' Representative shall do or cause to be done pursuant to the provisions hereof.

               (c) The death or incapacity of any Shareholder shall not terminate the authority and agency of the Shareholders' Representative.

               (d) Buyer shall be entitled to rely exclusively upon any communication given or other action taken by the Shareholders' Representative pursuant hereto and shall not be liable for any action taken or not taken in reliance upon the Shareholders' Representative. Buyer shall not be obligated to inquire as to the authority of the Shareholders' Representative to take any action that the Shareholders' Representative takes or purports to take on behalf of the Shareholders.

               (e) The Shareholders agree to indemnify the Shareholders' Representative and to hold him or her harmless against any and all loss, liability or expense incurred without bad faith on the part of the Shareholders' Representative and arising out of or in connection with his or her duties as Shareholders' Representative, including the reasonable costs and expenses incurred by the Shareholders' Representative in defending against any claim or liability in connection herewith (the "Representative's Expenses"), and authorize the Shareholder's Representative to receive following the first anniversary of the Effective Date a portion of the amount by which the then remaining balance of the Escrowed Funds exceeds the sum of the Tentatively Impounded Funds (as defined in the Escrow Agreement) equal to the Representative's Expenses in accordance with Section 6(f) of the Escrow Agreement, subject to Section 11.16(f) below; provided, however, that Buyer shall pay all reasonable Representative's Expenses incurred by the Shareholders' Representative and its counsel in defending against any Escrow Claim in the event that the Shareholders' Representative prevails in such defense, and the Shareholders and Buyer authorize a maximum amount equal to the lesser of (i) Five Thousand Dollars ($5,000.00), or (ii) the actual amount of the reasonable Representative's Expenses incurred by the Shareholders' Representative and its counsel in carrying out the provisions of this Section
11.16 and Section 6 of the Option Cancellation Agreements (as evidenced by a written notice from the Shareholders' Representative to Buyer setting forth the actual amount and a description of such Representative's Expenses), to be remitted prior to the first anniversary of the Effective Date to the Shareholders' Representative out of the Escrowed Funds upon the Escrow Agent's receipt of written notice from Buyer stating the amount to be so remitted.

               (f) Each Shareholder shall have the right to receive upon written request therefor an accounting of the Representative's Expenses for which the Shareholder's Representative is reimbursed from the Escrowed Funds pursuant to Section 11.16(e) hereof.

        11.17 SURVIVAL. Article 4, Sections 8.10 and 8.11, and Article 11 (other than Section 11.2) shall survive the Effective Time pursuant to their respective terms. The representations and warranties found in Articles 5 and 6 shall survive until termination of the Escrow Agreement.

        11.18  ARBITRATION.   Any dispute, controversy or claim arising out of
or relating to this Agreement, shall be settled by arbitration in accordance with the then-prevailing Commercial Arbitration Rules of the American Arbitration Association. Such arbitration shall be held in Minneapolis, Minnesota before a panel of three arbitrators, one selected by Buyer and Sub, one selected by Lamcor and the third selected by mutual agreement of the first two arbitrators. Each arbitrator shall be independent and impartial. Judgment upon any award rendered by the arbitrators may be entered into any court of competent jurisdiction. The determinations of which Party (or combination of them) bears the costs and expenses incurred in connection with any such arbitration proceeding shall be made by the arbitrators.


                  (signatures appear on the following page)

        IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.


ATTEST:                                        LAMCOR, INCORPORATED


      /s/ Leo W. Lund                          By:   /s/ Toby Jensen
-----------------------------------               -------------------------
Secretary                                                 President


[CORPORATE SEAL]


ATTEST:                                        PACKAGING ACQUISITION CORPORATION


      /s/ William C. Beddingfield              By:   /s/ Allen D. Barnes
-----------------------------------               -------------------------
Secretary                                                 President


[CORPORATE SEAL]


ATTEST:                                        LI ACQUISITION CORPORATION


      /s/ William C. Beddingfield              By:   /s/ Allen D. Barnes
-----------------------------------               -------------------------
Secretary                                                 President


[CORPORATE SEAL]

                         SHAREHOLDER VOTING AGREEMENT

     THIS SHAREHOLDER VOTING AGREEMENT (this "Agreement") is made and entered into as of September 30, 1996, by and between Packaging Acquisition Corporation, a Georgia corporation ("Buyer"), Lamcor, Incorporated, a Minnesota corporation ("Lamcor"), and the undersigned (the "Shareholder").

     WHEREAS, the Shareholder desires that Buyer, LI Acquisition Corporation, a wholly owned subsidiary of Buyer ("Sub"), and Lamcor enter into an Agreement and Plan of Merger dated the date hereof (as the same may be amended or supplemented, the "Merger Agreement") with respect to the merger of Sub with and into Lamcor (the "Merger"); and

     WHEREAS, the Shareholder and Lamcor are executing this Agreement as an inducement to Buyer to enter into and execute, and to cause Sub to enter into and execute the Merger Agreement;

     NOW, THEREFORE, in consideration of the execution and delivery by Buyer and Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

     1. Representations and Warranties. The Shareholder represents and warrants to Buyer as follows:

        (a) The Shareholder is the record and beneficial owner of the number of shares (such "Shareholder's Shares") of common stock, no par value, of Lamcor ("Lamcor Stock") set forth below such Shareholder's name on the signature page hereof. Except for the Shareholder's Shares, the Shareholder is not the record or beneficial owner of any shares of Lamcor Stock. This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder, enforceable in accordance with its terms.

        (b) Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shareholder's Shares are subject. If the Shareholder is married and the Shareholder's Shares constitute community property, this Agreement has been duly executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder's spouse, enforceable against such person in accordance with its terms, and reference herein to "Shareholder" shall, unless the context clearly requires otherwise, also mean and include such spouse. Consummation by the Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder's Shares.

        (c) The Shareholder's Shares and the certificates representing such Shareholder's Shares are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

        (d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Shareholder.

        (e) The Shareholder understands and acknowledges that Buyer is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement. The Shareholder acknowledges that the irrevocable proxy set forth in Section 4 is granted in consideration for the execution and delivery of the Merger Agreement by Buyer and Sub.

     2. Voting Agreements. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) At any meeting of Shareholders of Lamcor called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought (the "Shareholders' Meeting"), the Shareholder shall vote (or cause to be voted) the Shareholder's Shares in favor of the Merger, the execution and delivery by Lamcor of the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

        (b) At any meeting of Shareholders of Lamcor or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) such Shareholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Lamcor or (ii) any amendment of Lamcor's Articles of Incorporation or Bylaws or other proposal or transaction involving Lamcor or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").

     3. Covenants. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) The Shareholder shall not (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, offer for sale, solicitation of offer to purchase, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shareholder's Shares or any interest therein, except pursuant to the Merger; (ii) enter into or agree to enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shareholder's Shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to such Shareholder's Shares, except for this Agreement, or (iv) deposit such Shareholder's Shares into a voting trust or enter into or agree to enter into a voting agreement or arrangement with respect to such Shareholder's Shares; provided, however, that the Shareholder may transfer (as defined above) any of the Shareholder's Shares to any other person who is on the date hereof, or to any family member of a person or charitable institution which prior to the Shareholders Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of the "Shareholder" hereunder.

        (b) If a majority of the holders of Lamcor Stock approve the Merger and the Merger Agreement, the Shareholder's Shares shall, pursuant to the terms of the Merger Agreement, be exchanged for the consideration provided in the Merger Agreement. The Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that such Shareholder may have.

        (c) The Shareholder shall not, nor shall it permit any person who is an adviser or representative of the Shareholder to, directly or indirectly, alone or in concert with others (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that such restrictions shall not apply to the extent required by the fiduciary duties of the Shareholder arising out of his or her status as a director of Lamcor. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any person who is an adviser or representative of the Shareholder, whether or not such person is purporting to act on behalf of the Shareholder, shall be deemed to be in violation of this Section 3(c) by the Shareholder. For all purposes hereof, "Takeover Proposal" means any proposal for a merger, consolidation, share exchange or other business combination involving Lamcor or any of its subsidiaries or any proposal, tender or other offer to acquire in any manner, directly or indirectly, an equity interest in any voting securities of, or a substantial portion of the assets of Lamcor or any of its subsidiaries, other than the Merger and the other transactions contemplated by the Merger Agreement.

     4. Grant of Irrevocable Proxy; Appointment of Proxy.

        (a) The Shareholder hereby irrevocably grants to, and appoints, Buyer and Allen D. Barnes, President of Buyer, and William C. Beddingfield, Executive Vice President, Treasurer and Secretary of Buyer, in their respective capacities as officers of Buyer, and any individual who shall hereafter succeed to any such office of Buyer, and each of them individually, the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Shareholder's Shares, or grant a consent or approval in respect of such Shareholder's Shares (i) in favor of the Merger, the execution and delivery of the Merger Agreement and approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (ii) against any Competing Transaction.

        (b) The Shareholder represents that any proxies heretofore given in respect of the Shareholder's shares are not irrevocable, and that any such proxies are hereby revoked.

        (c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 302A.449 of the Minnesota Business Corporation Act.

     5. Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shareholder's Shares shall pass, whether by operation of law or otherwise, including without limitation the Shareholder's successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Lamcor affecting the Lamcor Stock, or the acquisition of additional shares of Lamcor Stock or other voting securities of Lamcor by any Shareholder, the number of Shareholder's Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Lamcor Stock or other voting securities of Lamcor issued to or acquired by the Shareholder.

     6. Stop Transfer. Lamcor agrees with, and covenants to, Buyer that Lamcor shall not register the transfer of any certificate representing any of the Shareholder's Shares, unless such transfer is made to Buyer or Sub or otherwise in compliance with this Agreement. The Shareholder agrees that the Shareholder will tender to Lamcor, within five business days after the date thereof, any and all certificates representing such Shareholder's Shares and Lamcor will inscribe upon such certificates the following legend:

        "The shares of Common Stock, no par value, of Lamcor, Incorporated represented by this certificate are subject to a Shareholder Voting Agreement dated as of _______, 1996, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of Lamcor, Incorporated."

In the event that this Agreement is terminated in accordance with Section 9 hereof, Lamcor or its legal counsel may cause the foregoing legend to be removed from such certificates.

     7. Regulatory Approvals. Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions and receipt of any required regulatory approvals.

     8. Further Assurances. The Shareholder shall, upon request of Buyer, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Buyer to be necessary or desirable to carry out the provisions hereof and to vest the power to vote such Shareholder's Shares as contemplated by Section 4 in Buyer and the other irrevocable proxies described therein at the expense of Buyer.

     9. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (x) the Effective Time of the Merger or (y) the date upon which the Merger Agreement is terminated in accordance with its terms.

     10. Miscellaneous.

         (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

         (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Buyer, to the address set forth in Section 11.8 of the Merger Agreement; and (ii) if to the Shareholder; to its address shown below its signature on the last page hereof.

         (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (d) This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

         (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 3(a). Any assignment in violation of the foregoing shall be void.

         (h) The Shareholder agrees that irreparable damage would occur and that Buyer would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Buyer shall be entitled to an injunction or injunctions to prevent breaches by the Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Minnesota or in Minnesota state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Minnesota or any Minnesota state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Minnesota or a Minnesota state court.

         (i) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

     IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholder Voting Agreement as of the day and year first above written.

                                        PACKAGING ACQUISITION CORPORATION

                                        By:     /s/ Allen D. Barnes
                                           -----------------------------------
                                                President

                                        LAMCOR, INCORPORATED

                                        By:     /s/ Toby Jensen
                                           -----------------------------------
                                                President

                                       SHAREHOLDER:

                                                /s/ Mark A. Steele
                                        --------------------------------------
                                        Name:   Mark A. Steele
                                        Address:1007 Lexington Ave. N.
                                                  New Prague, Minnesota  55031
                                        Number of Shares
                                        Beneficially Owned: 10,000

                         SHAREHOLDER VOTING AGREEMENT

     THIS SHAREHOLDER VOTING AGREEMENT (this "Agreement") is made and entered into as of September 30, 1996, by and between Packaging Acquisition Corporation, a Georgia corporation ("Buyer"), Lamcor, Incorporated, a Minnesota corporation ("Lamcor"), and the undersigned (the "Shareholder").

     WHEREAS, the Shareholder desires that Buyer, LI Acquisition Corporation, a wholly owned subsidiary of Buyer ("Sub"), and Lamcor enter into an Agreement and Plan of Merger dated the date hereof (as the same may be amended or supplemented, the "Merger Agreement") with respect to the merger of Sub with and into Lamcor (the "Merger"); and

     WHEREAS, the Shareholder and Lamcor are executing this Agreement as an inducement to Buyer to enter into and execute, and to cause Sub to enter into and execute the Merger Agreement;

     NOW, THEREFORE, in consideration of the execution and delivery by Buyer and Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

     1. Representations and Warranties. The Shareholder represents and warrants to Buyer as follows:

        (a) The Shareholder is the record and beneficial owner of the number of shares (such "Shareholder's Shares") of common stock, no par value, of Lamcor ("Lamcor Stock") set forth below such Shareholder's name on the signature page hereof. Except for the Shareholder's Shares, the Shareholder is not the record or beneficial owner of any shares of Lamcor Stock. This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder, enforceable in accordance with its terms.

        (b) Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shareholder's Shares are subject. If the Shareholder is married and the Shareholder's Shares constitute community property, this Agreement has been duly executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder's spouse, enforceable against such person in accordance with its terms, and reference herein to "Shareholder" shall, unless the context clearly requires otherwise, also mean and include such spouse. Consummation by the Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder's Shares.

        (c) The Shareholder's Shares and the certificates representing such Shareholder's Shares are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

        (d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Shareholder.

        (e) The Shareholder understands and acknowledges that Buyer is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement. The Shareholder acknowledges that the irrevocable proxy set forth in Section 4 is granted in consideration for the execution and delivery of the Merger Agreement by Buyer and Sub.

     2. Voting Agreements. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) At any meeting of Shareholders of Lamcor called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought (the "Shareholders' Meeting"), the Shareholder shall vote (or cause to be voted) the Shareholder's Shares in favor of the Merger, the execution and delivery by Lamcor of the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

        (b) At any meeting of Shareholders of Lamcor or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) such Shareholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Lamcor or (ii) any amendment of Lamcor's Articles of Incorporation or Bylaws or other proposal or transaction involving Lamcor or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").

     3. Covenants. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) The Shareholder shall not (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, offer for sale, solicitation of offer to purchase, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shareholder's Shares or any interest therein, except pursuant to the Merger; (ii) enter into or agree to enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shareholder's Shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to such Shareholder's Shares, except for this Agreement, or (iv) deposit such Shareholder's Shares into a voting trust or enter into or agree to enter into a voting agreement or arrangement with respect to such Shareholder's Shares; provided, however, that the Shareholder may transfer (as defined above) any of the Shareholder's Shares to any other person who is on the date hereof, or to any family member of a person or charitable institution which prior to the Shareholders Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of the "Shareholder" hereunder.

        (b) If a majority of the holders of Lamcor Stock approve the Merger and the Merger Agreement, the Shareholder's Shares shall, pursuant to the terms of the Merger Agreement, be exchanged for the consideration provided in the Merger Agreement. The Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that such Shareholder may have.

        (c) The Shareholder shall not, nor shall it permit any person who is an adviser or representative of the Shareholder to, directly or indirectly, alone or in concert with others (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that such restrictions shall not apply to the extent required by the fiduciary duties of the Shareholder arising out of his or her status as a director of Lamcor. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any person who is an adviser or representative of the Shareholder, whether or not such person is purporting to act on behalf of the Shareholder, shall be deemed to be in violation of this Section 3(c) by the Shareholder. For all purposes hereof, "Takeover Proposal" means any proposal for a merger, consolidation, share exchange or other business combination involving Lamcor or any of its subsidiaries or any proposal, tender or other offer to acquire in any manner, directly or indirectly, an equity interest in any voting securities of, or a substantial portion of the assets of Lamcor or any of its subsidiaries, other than the Merger and the other transactions contemplated by the Merger Agreement.

     4. Grant of Irrevocable Proxy; Appointment of Proxy.

        (a) The Shareholder hereby irrevocably grants to, and appoints, Buyer and Allen D. Barnes, President of Buyer, and William C. Beddingfield, Executive Vice President, Treasurer and Secretary of Buyer, in their respective capacities as officers of Buyer, and any individual who shall hereafter succeed to any such office of Buyer, and each of them individually, the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Shareholder's Shares, or grant a consent or approval in respect of such Shareholder's Shares (i) in favor of the Merger, the execution and delivery of the Merger Agreement and approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (ii) against any Competing Transaction.

        (b) The Shareholder represents that any proxies heretofore given in respect of the Shareholder's shares are not irrevocable, and that any such proxies are hereby revoked.

        (c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 302A.449 of the Minnesota Business Corporation Act.

     5. Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shareholder's Shares shall pass, whether by operation of law or otherwise, including without limitation the Shareholder's successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Lamcor affecting the Lamcor Stock, or the acquisition of additional shares of Lamcor Stock or other voting securities of Lamcor by any Shareholder, the number of Shareholder's Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Lamcor Stock or other voting securities of Lamcor issued to or acquired by the Shareholder.

     6. Stop Transfer. Lamcor agrees with, and covenants to, Buyer that Lamcor shall not register the transfer of any certificate representing any of the Shareholder's Shares, unless such transfer is made to Buyer or Sub or otherwise in compliance with this Agreement. The Shareholder agrees that the Shareholder will tender to Lamcor, within five business days after the date thereof, any and all certificates representing such Shareholder's Shares and Lamcor will inscribe upon such certificates the following legend:

        "The shares of Common Stock, no par value, of Lamcor, Incorporated represented by this certificate are subject to a Shareholder Voting Agreement dated as of _______, 1996, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of Lamcor, Incorporated."

In the event that this Agreement is terminated in accordance with Section 9 hereof, Lamcor or its legal counsel may cause the foregoing legend to be removed from such certificates.

     7. Regulatory Approvals. Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions and receipt of any required regulatory approvals.

     8. Further Assurances. The Shareholder shall, upon request of Buyer, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Buyer to be necessary or desirable to carry out the provisions hereof and to vest the power to vote such Shareholder's Shares as contemplated by Section 4 in Buyer and the other irrevocable proxies described therein at the expense of Buyer.

     9. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (x) the Effective Time of the Merger or (y) the date upon which the Merger Agreement is terminated in accordance with its terms.

     10. Miscellaneous.

         (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

         (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Buyer, to the address set forth in Section 11.8 of the Merger Agreement; and (ii) if to the Shareholder; to its address shown below its signature on the last page hereof.

         (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (d) This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

         (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 3(a). Any assignment in violation of the foregoing shall be void.

         (h) The Shareholder agrees that irreparable damage would occur and that Buyer would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Buyer shall be entitled to an injunction or injunctions to prevent breaches by the Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Minnesota or in Minnesota state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Minnesota or any Minnesota state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Minnesota or a Minnesota state court.

         (i) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

        IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholder Voting Agreement as of the day and year first above written.

                                        PACKAGING ACQUISITION CORPORATION

                                        By:     /s/ Allen D. Barnes
                                           -----------------------------------
                                                President

                                        LAMCOR, INCORPORATED

                                        By:     /s/ Toby Jensen
                                           -----------------------------------
                                                President

                                        SHAREHOLDER:

                                                /s/ Sue Jones
                                        --------------------------------------
                                        Name:   Sue Jones
                                        Address:18546 Vista Del Sol
                                                 Dallas, Texas  75287
                                        Number of Shares
                                        Beneficially Owned: 5,000

                         SHAREHOLDER VOTING AGREEMENT

     THIS SHAREHOLDER VOTING AGREEMENT (this "Agreement") is made and entered into as of September 30, 1996, by and between Packaging Acquisition Corporation, a Georgia corporation ("Buyer"), Lamcor, Incorporated, a Minnesota corporation ("Lamcor"), and the undersigned (the "Shareholder").

     WHEREAS, the Shareholder desires that Buyer, LI Acquisition Corporation, a wholly owned subsidiary of Buyer ("Sub"), and Lamcor enter into an Agreement and Plan of Merger dated the date hereof (as the same may be amended or supplemented, the "Merger Agreement") with respect to the merger of Sub with and into Lamcor (the "Merger"); and

     WHEREAS, the Shareholder and Lamcor are executing this Agreement as an inducement to Buyer to enter into and execute, and to cause Sub to enter into and execute the Merger Agreement;

     NOW, THEREFORE, in consideration of the execution and delivery by Buyer and Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

     1. Representations and Warranties. The Shareholder represents and warrants to Buyer as follows:

        (a) The Shareholder is the record and beneficial owner of the number of shares (such "Shareholder's Shares") of common stock, no par value, of Lamcor ("Lamcor Stock") set forth below such Shareholder's name on the signature page hereof. Except for the Shareholder's Shares, the Shareholder is not the record or beneficial owner of any shares of Lamcor Stock. This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder, enforceable in accordance with its terms.

        (b) Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shareholder's Shares are subject. If the Shareholder is married and the Shareholder's Shares constitute community property, this Agreement has been duly executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder's spouse, enforceable against such person in accordance with its terms, and reference herein to "Shareholder" shall, unless the context clearly requires otherwise, also mean and include such spouse. Consummation by the Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder's Shares.

        (c) The Shareholder's Shares and the certificates representing such Shareholder's Shares are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

        (d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Shareholder.

        (e) The Shareholder understands and acknowledges that Buyer is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement. The Shareholder acknowledges that the irrevocable proxy set forth in Section 4 is granted in consideration for the execution and delivery of the Merger Agreement by Buyer and Sub.

     2. Voting Agreements. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) At any meeting of Shareholders of Lamcor called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought (the "Shareholders' Meeting"), the Shareholder shall vote (or cause to be voted) the Shareholder's Shares in favor of the Merger, the execution and delivery by Lamcor of the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

        (b) At any meeting of Shareholders of Lamcor or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) such Shareholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Lamcor or (ii) any amendment of Lamcor's Articles of Incorporation or Bylaws or other proposal or transaction involving Lamcor or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").

     3. Covenants. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) The Shareholder shall not (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, offer for sale, solicitation of offer to purchase, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shareholder's Shares or any interest therein, except pursuant to the Merger; (ii) enter into or agree to enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shareholder's Shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to such Shareholder's Shares, except for this Agreement, or (iv) deposit such Shareholder's Shares into a voting trust or enter into or agree to enter into a voting agreement or arrangement with respect to such Shareholder's Shares; provided, however, that the Shareholder may transfer (as defined above) any of the Shareholder's Shares to any other person who is on the date hereof, or to any family member of a person or charitable institution which prior to the Shareholders Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of the "Shareholder" hereunder.

        (b) If a majority of the holders of Lamcor Stock approve the Merger and the Merger Agreement, the Shareholder's Shares shall, pursuant to the terms of the Merger Agreement, be exchanged for the consideration provided in the Merger Agreement. The Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that such Shareholder may have.

        (c) The Shareholder shall not, nor shall it permit any person who is an adviser or representative of the Shareholder to, directly or indirectly, alone or in concert with others (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that such restrictions shall not apply to the extent required by the fiduciary duties of the Shareholder arising out of his or her status as a director of Lamcor. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any person who is an adviser or representative of the Shareholder, whether or not such person is purporting to act on behalf of the Shareholder, shall be deemed to be in violation of this Section 3(c) by the Shareholder. For all purposes hereof, "Takeover Proposal" means any proposal for a merger, consolidation, share exchange or other business combination involving Lamcor or any of its subsidiaries or any proposal, tender or other offer to acquire in any manner, directly or indirectly, an equity interest in any voting securities of, or a substantial portion of the assets of Lamcor or any of its subsidiaries, other than the Merger and the other transactions contemplated by the Merger Agreement.

     4. Grant of Irrevocable Proxy; Appointment of Proxy.

        (a) The Shareholder hereby irrevocably grants to, and appoints, Buyer and Allen D. Barnes, President of Buyer, and William C. Beddingfield, Executive Vice President, Treasurer and Secretary of Buyer, in their respective capacities as officers of Buyer, and any individual who shall hereafter succeed to any such office of Buyer, and each of them individually, the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Shareholder's Shares, or grant a consent or approval in respect of such Shareholder's Shares (i) in favor of the Merger, the execution and delivery of the Merger Agreement and approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (ii) against any Competing Transaction.

        (b) The Shareholder represents that any proxies heretofore given in respect of the Shareholder's shares are not irrevocable, and that any such proxies are hereby revoked.

        (c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 302A.449 of the Minnesota Business Corporation Act.

     5. Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shareholder's Shares shall pass, whether by operation of law or otherwise, including without limitation the Shareholder's successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Lamcor affecting the Lamcor Stock, or the acquisition of additional shares of Lamcor Stock or other voting securities of Lamcor by any Shareholder, the number of Shareholder's Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Lamcor Stock or other voting securities of Lamcor issued to or acquired by the Shareholder.

     6. Stop Transfer. Lamcor agrees with, and covenants to, Buyer that Lamcor shall not register the transfer of any certificate representing any of the Shareholder's Shares, unless such transfer is made to Buyer or Sub or otherwise in compliance with this Agreement. The Shareholder agrees that the Shareholder will tender to Lamcor, within five business days after the date thereof, any and all certificates representing such Shareholder's Shares and Lamcor will inscribe upon such certificates the following legend:

        "The shares of Common Stock, no par value, of Lamcor, Incorporated represented by this certificate are subject to a Shareholder Voting Agreement dated as of _______, 1996, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of Lamcor, Incorporated."

In the event that this Agreement is terminated in accordance with Section 9 hereof, Lamcor or its legal counsel may cause the foregoing legend to be removed from such certificates.

     7. Regulatory Approvals. Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions and receipt of any required regulatory approvals.

     8. Further Assurances. The Shareholder shall, upon request of Buyer, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Buyer to be necessary or desirable to carry out the provisions hereof and to vest the power to vote such Shareholder's Shares as contemplated by Section 4 in Buyer and the other irrevocable proxies described therein at the expense of Buyer.

     9. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (x) the Effective Time of the Merger or (y) the date upon which the Merger Agreement is terminated in accordance with its terms.

     10. Miscellaneous.

         (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

         (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Buyer, to the address set forth in Section 11.8 of the Merger Agreement; and (ii) if to the Shareholder; to its address shown below its signature on the last page hereof.

         (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (d) This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

         (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 3(a). Any assignment in violation of the foregoing shall be void.

         (h) The Shareholder agrees that irreparable damage would occur and that Buyer would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Buyer shall be entitled to an injunction or injunctions to prevent breaches by the Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Minnesota or in Minnesota state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Minnesota or any Minnesota state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Minnesota or a Minnesota state court.

         (i) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

     IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholder Voting Agreement as of the day and year first above written.

                                        PACKAGING ACQUISITION CORPORATION

                                        By:     /s/ Allen D. Barnes
                                           -----------------------------------
                                                President

                                        LAMCOR, INCORPORATED

                                        By:     /s/ Toby Jensen
                                           -----------------------------------
                                                President

                                        SHAREHOLDER:

                                                /s/ Tim Stewart
                                        --------------------------------------
                                        Name:   Tim Stewart
                                        Address:9427 Olympia Drive
                                                 Eden Prairie, Minnesota  55347
                                        Number of Shares
                                        Beneficially Owned: 42,400

                         SHAREHOLDER VOTING AGREEMENT

     THIS SHAREHOLDER VOTING AGREEMENT (this "Agreement") is made and entered into as of September 30, 1996, by and between Packaging Acquisition Corporation, a Georgia corporation ("Buyer"), Lamcor, Incorporated, a Minnesota corporation ("Lamcor"), and the undersigned (the "Shareholder").

     WHEREAS, the Shareholder desires that Buyer, LI Acquisition Corporation, a wholly owned subsidiary of Buyer ("Sub"), and Lamcor enter into an Agreement and Plan of Merger dated the date hereof (as the same may be amended or supplemented, the "Merger Agreement") with respect to the merger of Sub with and into Lamcor (the "Merger"); and

     WHEREAS, the Shareholder and Lamcor are executing this Agreement as an inducement to Buyer to enter into and execute, and to cause Sub to enter into and execute the Merger Agreement;

     NOW, THEREFORE, in consideration of the execution and delivery by Buyer and Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

     1. Representations and Warranties. The Shareholder represents and warrants to Buyer as follows:

        (a) The Shareholder is the record and beneficial owner of the number of shares (such "Shareholder's Shares") of common stock, no par value, of Lamcor ("Lamcor Stock") set forth below such Shareholder's name on the signature page hereof. Except for the Shareholder's Shares, the Shareholder is not the record or beneficial owner of any shares of Lamcor Stock. This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder, enforceable in accordance with its terms.

        (b) Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shareholder's Shares are subject. If the Shareholder is married and the Shareholder's Shares constitute community property, this Agreement has been duly executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder's spouse, enforceable against such person in accordance with its terms, and reference herein to "Shareholder" shall, unless the context clearly requires otherwise, also mean and include such spouse. Consummation by the Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder's Shares.

        (c) The Shareholder's Shares and the certificates representing such Shareholder's Shares are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

        (d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Shareholder.

        (e) The Shareholder understands and acknowledges that Buyer is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement. The Shareholder acknowledges that the irrevocable proxy set forth in Section 4 is granted in consideration for the execution and delivery of the Merger Agreement by Buyer and Sub.

     2. Voting Agreements. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) At any meeting of Shareholders of Lamcor called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought (the "Shareholders' Meeting"), the Shareholder shall vote (or cause to be voted) the Shareholder's Shares in favor of the Merger, the execution and delivery by Lamcor of the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

        (b) At any meeting of Shareholders of Lamcor or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) such Shareholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Lamcor or (ii) any amendment of Lamcor's Articles of Incorporation or Bylaws or other proposal or transaction involving Lamcor or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").

     3. Covenants. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) The Shareholder shall not (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, offer for sale, solicitation of offer to purchase, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shareholder's Shares or any interest therein, except pursuant to the Merger; (ii) enter into or agree to enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shareholder's Shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to such Shareholder's Shares, except for this Agreement, or (iv) deposit such Shareholder's Shares into a voting trust or enter into or agree to enter into a voting agreement or arrangement with respect to such Shareholder's Shares; provided, however, that the Shareholder may transfer (as defined above) any of the Shareholder's Shares to any other person who is on the date hereof, or to any family member of a person or charitable institution which prior to the Shareholders Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of the "Shareholder" hereunder.

        (b) If a majority of the holders of Lamcor Stock approve the Merger and the Merger Agreement, the Shareholder's Shares shall, pursuant to the terms of the Merger Agreement, be exchanged for the consideration provided in the Merger Agreement. The Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that such Shareholder may have.

        (c) The Shareholder shall not, nor shall it permit any person who is an adviser or representative of the Shareholder to, directly or indirectly, alone or in concert with others (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that such restrictions shall not apply to the extent required by the fiduciary duties of the Shareholder arising out of his or her status as a director of Lamcor. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any person who is an adviser or representative of the Shareholder, whether or not such person is purporting to act on behalf of the Shareholder, shall be deemed to be in violation of this Section 3(c) by the Shareholder. For all purposes hereof, "Takeover Proposal" means any proposal for a merger, consolidation, share exchange or other business combination involving Lamcor or any of its subsidiaries or any proposal, tender or other offer to acquire in any manner, directly or indirectly, an equity interest in any voting securities of, or a substantial portion of the assets of Lamcor or any of its subsidiaries, other than the Merger and the other transactions contemplated by the Merger Agreement.

     4. Grant of Irrevocable Proxy; Appointment of Proxy.

        (a) The Shareholder hereby irrevocably grants to, and appoints, Buyer and Allen D. Barnes, President of Buyer, and William C. Beddingfield, Executive Vice President, Treasurer and Secretary of Buyer, in their respective capacities as officers of Buyer, and any individual who shall hereafter succeed to any such office of Buyer, and each of them individually, the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Shareholder's Shares, or grant a consent or approval in respect of such Shareholder's Shares (i) in favor of the Merger, the execution and delivery of the Merger Agreement and approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (ii) against any Competing Transaction.

        (b) The Shareholder represents that any proxies heretofore given in respect of the Shareholder's shares are not irrevocable, and that any such proxies are hereby revoked.

        (c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 302A.449 of the Minnesota Business Corporation Act.

     5. Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shareholder's Shares shall pass, whether by operation of law or otherwise, including without limitation the Shareholder's successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Lamcor affecting the Lamcor Stock, or the acquisition of additional shares of Lamcor Stock or other voting securities of Lamcor by any Shareholder, the number of Shareholder's Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Lamcor Stock or other voting securities of Lamcor issued to or acquired by the Shareholder.

     6. Stop Transfer. Lamcor agrees with, and covenants to, Buyer that Lamcor shall not register the transfer of any certificate representing any of the Shareholder's Shares, unless such transfer is made to Buyer or Sub or otherwise in compliance with this Agreement. The Shareholder agrees that the Shareholder will tender to Lamcor, within five business days after the date thereof, any and all certificates representing such Shareholder's Shares and Lamcor will inscribe upon such certificates the following legend:

        "The shares of Common Stock, no par value, of Lamcor, Incorporated represented by this certificate are subject to a Shareholder Voting Agreement dated as of _______, 1996, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of Lamcor, Incorporated."

In the event that this Agreement is terminated in accordance with Section 9 hereof, Lamcor or its legal counsel may cause the foregoing legend to be removed from such certificates.

     7. Regulatory Approvals. Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions and receipt of any required regulatory approvals.

     8. Further Assurances. The Shareholder shall, upon request of Buyer, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Buyer to be necessary or desirable to carry out the provisions hereof and to vest the power to vote such Shareholder's Shares as contemplated by Section 4 in Buyer and the other irrevocable proxies described therein at the expense of Buyer.

     9. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (x) the Effective Time of the Merger or (y) the date upon which the Merger Agreement is terminated in accordance with its terms.

     10. Miscellaneous.

         (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

         (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Buyer, to the address set forth in Section 11.8 of the Merger Agreement; and (ii) if to the Shareholder; to its address shown below its signature on the last page hereof.

         (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (d) This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

         (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 3(a). Any assignment in violation of the foregoing shall be void.

         (h) The Shareholder agrees that irreparable damage would occur and that Buyer would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Buyer shall be entitled to an injunction or injunctions to prevent breaches by the Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Minnesota or in Minnesota state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Minnesota or any Minnesota state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Minnesota or a Minnesota state court.

         (i) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

     IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholder Voting Agreement as of the day and year first above written.

                                        PACKAGING ACQUISITION CORPORATION

                                        By:     /s/ Allen D. Barnes
                                           -----------------------------------
                                                President

                                        LAMCOR, INCORPORATED

                                        By:     /s/ Toby Jensen
                                           -----------------------------------
                                                President

                                        SHAREHOLDER:

                                                /s/ Kathy Young
                                        --------------------------------------
                                        Name:   Kathy Young
                                        Address:9427 Olympia Drive
                                                 Eden Prairie, Minnesota  55347
                                        Number of Shares
                                        Beneficially Owned: 229,520

                         SHAREHOLDER VOTING AGREEMENT

     THIS SHAREHOLDER VOTING AGREEMENT (this "Agreement") is made and entered into as of September 30, 1996, by and between Packaging Acquisition Corporation, a Georgia corporation ("Buyer"), Lamcor, Incorporated, a Minnesota corporation ("Lamcor"), and the undersigned (the "Shareholder").

     WHEREAS, the Shareholder desires that Buyer, LI Acquisition Corporation, a wholly owned subsidiary of Buyer ("Sub"), and Lamcor enter into an Agreement and Plan of Merger dated the date hereof (as the same may be amended or supplemented, the "Merger Agreement") with respect to the merger of Sub with and into Lamcor (the "Merger"); and

     WHEREAS, the Shareholder and Lamcor are executing this Agreement as an inducement to Buyer to enter into and execute, and to cause Sub to enter into and execute the Merger Agreement;

     NOW, THEREFORE, in consideration of the execution and delivery by Buyer and Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

     1. Representations and Warranties. The Shareholder represents and warrants to Buyer as follows:

        (a) The Shareholder is the record and beneficial owner of the number of shares (such "Shareholder's Shares") of common stock, no par value, of Lamcor ("Lamcor Stock") set forth below such Shareholder's name on the signature page hereof. Except for the Shareholder's Shares, the Shareholder is not the record or beneficial owner of any shares of Lamcor Stock. This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder, enforceable in accordance with its terms.

        (b) Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shareholder's Shares are subject. If the Shareholder is married and the Shareholder's Shares constitute community property, this Agreement has been duly executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder's spouse, enforceable against such person in accordance with its terms, and reference herein to "Shareholder" shall, unless the context clearly requires otherwise, also mean and include such spouse. Consummation by the Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder's Shares.

        (c) The Shareholder's Shares and the certificates representing such Shareholder's Shares are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

        (d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Shareholder.

        (e) The Shareholder understands and acknowledges that Buyer is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement. The Shareholder acknowledges that the irrevocable proxy set forth in Section 4 is granted in consideration for the execution and delivery of the Merger Agreement by Buyer and Sub.

     2. Voting Agreements. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) At any meeting of Shareholders of Lamcor called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought (the "Shareholders' Meeting"), the Shareholder shall vote (or cause to be voted) the Shareholder's Shares in favor of the Merger, the execution and delivery by Lamcor of the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

        (b) At any meeting of Shareholders of Lamcor or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) such Shareholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Lamcor or (ii) any amendment of Lamcor's Articles of Incorporation or Bylaws or other proposal or transaction involving Lamcor or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").

     3. Covenants. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) The Shareholder shall not (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, offer for sale, solicitation of offer to purchase, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shareholder's Shares or any interest therein, except pursuant to the Merger; (ii) enter into or agree to enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shareholder's Shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to such Shareholder's Shares, except for this Agreement, or (iv) deposit such Shareholder's Shares into a voting trust or enter into or agree to enter into a voting agreement or arrangement with respect to such Shareholder's Shares; provided, however, that the Shareholder may transfer (as defined above) any of the Shareholder's Shares to any other person who is on the date hereof, or to any family member of a person or charitable institution which prior to the Shareholders Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of the "Shareholder" hereunder.

        (b) If a majority of the holders of Lamcor Stock approve the Merger and the Merger Agreement, the Shareholder's Shares shall, pursuant to the terms of the Merger Agreement, be exchanged for the consideration provided in the Merger Agreement. The Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that such Shareholder may have.

        (c) The Shareholder shall not, nor shall it permit any person who is an adviser or representative of the Shareholder to, directly or indirectly, alone or in concert with others (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that such restrictions shall not apply to the extent required by the fiduciary duties of the Shareholder arising out of his or her status as a director of Lamcor. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any person who is an adviser or representative of the Shareholder, whether or not such person is purporting to act on behalf of the Shareholder, shall be deemed to be in violation of this Section 3(c) by the Shareholder. For all purposes hereof, "Takeover Proposal" means any proposal for a merger, consolidation, share exchange or other business combination involving Lamcor or any of its subsidiaries or any proposal, tender or other offer to acquire in any manner, directly or indirectly, an equity interest in any voting securities of, or a substantial portion of the assets of Lamcor or any of its subsidiaries, other than the Merger and the other transactions contemplated by the Merger Agreement.

     4. Grant of Irrevocable Proxy; Appointment of Proxy.

        (a) The Shareholder hereby irrevocably grants to, and appoints, Buyer and Allen D. Barnes, President of Buyer, and William C. Beddingfield, Executive Vice President, Treasurer and Secretary of Buyer, in their respective capacities as officers of Buyer, and any individual who shall hereafter succeed to any such office of Buyer, and each of them individually, the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Shareholder's Shares, or grant a consent or approval in respect of such Shareholder's Shares (i) in favor of the Merger, the execution and delivery of the Merger Agreement and approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (ii) against any Competing Transaction.

        (b) The Shareholder represents that any proxies heretofore given in respect of the Shareholder's shares are not irrevocable, and that any such proxies are hereby revoked.

        (c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 302A.449 of the Minnesota Business Corporation Act.

     5. Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shareholder's Shares shall pass, whether by operation of law or otherwise, including without limitation the Shareholder's successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Lamcor affecting the Lamcor Stock, or the acquisition of additional shares of Lamcor Stock or other voting securities of Lamcor by any Shareholder, the number of Shareholder's Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Lamcor Stock or other voting securities of Lamcor issued to or acquired by the Shareholder.

     6. Stop Transfer. Lamcor agrees with, and covenants to, Buyer that Lamcor shall not register the transfer of any certificate representing any of the Shareholder's Shares, unless such transfer is made to Buyer or Sub or otherwise in compliance with this Agreement. The Shareholder agrees that the Shareholder will tender to Lamcor, within five business days after the date thereof, any and all certificates representing such Shareholder's Shares and Lamcor will inscribe upon such certificates the following legend:

        "The shares of Common Stock, no par value, of Lamcor, Incorporated represented by this certificate are subject to a Shareholder Voting Agreement dated as of _______, 1996, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of Lamcor, Incorporated."

In the event that this Agreement is terminated in accordance with Section 9 hereof, Lamcor or its legal counsel may cause the foregoing legend to be removed from such certificates.

     7. Regulatory Approvals. Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions and receipt of any required regulatory approvals.

     8. Further Assurances. The Shareholder shall, upon request of Buyer, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Buyer to be necessary or desirable to carry out the provisions hereof and to vest the power to vote such Shareholder's Shares as contemplated by Section 4 in Buyer and the other irrevocable proxies described therein at the expense of Buyer.

     9. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (x) the Effective Time of the Merger or (y) the date upon which the Merger Agreement is terminated in accordance with its terms.

     10. Miscellaneous.

         (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

         (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Buyer, to the address set forth in Section 11.8 of the Merger Agreement; and (ii) if to the Shareholder; to its address shown below its signature on the last page hereof.

         (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (d) This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

         (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 3(a). Any assignment in violation of the foregoing shall be void.

         (h) The Shareholder agrees that irreparable damage would occur and that Buyer would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Buyer shall be entitled to an injunction or injunctions to prevent breaches by the Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Minnesota or in Minnesota state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Minnesota or any Minnesota state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Minnesota or a Minnesota state court.

         (i) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

     IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholder Voting Agreement as of the day and year first above written.

                                PACKAGING ACQUISITION CORPORATION

                                By:     /s/ Allen D. Barnes
                                   -------------------------------------------
                                        President

                                LAMCOR, INCORPORATED

                                By:     /s/ Toby Jensen
                                   -------------------------------------------
                                        President

                                SHAREHOLDER:

                                        /s/ David P. Stewart
                                ----------------------------------------------
                                Name:   David P. Stewart
                                Address:4500 First Bank Place - 601 2nd Ave. S.
                                         Minneapolis, Minnesota  55402
                                Number of Shares
                                Beneficially Owned: 14,400

                         SHAREHOLDER VOTING AGREEMENT

     THIS SHAREHOLDER VOTING AGREEMENT (this "Agreement") is made and entered into as of September 30, 1996, by and between Packaging Acquisition Corporation, a Georgia corporation ("Buyer"), Lamcor, Incorporated, a Minnesota corporation ("Lamcor"), and the undersigned (the "Shareholder").

     WHEREAS, the Shareholder desires that Buyer, LI Acquisition Corporation, a wholly owned subsidiary of Buyer ("Sub"), and Lamcor enter into an Agreement and Plan of Merger dated the date hereof (as the same may be amended or supplemented, the "Merger Agreement") with respect to the merger of Sub with and into Lamcor (the "Merger"); and

     WHEREAS, the Shareholder and Lamcor are executing this Agreement as an inducement to Buyer to enter into and execute, and to cause Sub to enter into and execute the Merger Agreement;

     NOW, THEREFORE, in consideration of the execution and delivery by Buyer and Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

     1. Representations and Warranties. The Shareholder represents and warrants to Buyer as follows:

        (a) The Shareholder is the record and beneficial owner of the number of shares (such "Shareholder's Shares") of common stock, no par value, of Lamcor ("Lamcor Stock") set forth below such Shareholder's name on the signature page hereof. Except for the Shareholder's Shares, the Shareholder is not the record or beneficial owner of any shares of Lamcor Stock. This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder, enforceable in accordance with its terms.

        (b) Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shareholder's Shares are subject. If the Shareholder is married and the Shareholder's Shares constitute community property, this Agreement has been duly executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder's spouse, enforceable against such person in accordance with its terms, and reference herein to "Shareholder" shall, unless the context clearly requires otherwise, also mean and include such spouse. Consummation by the Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder's Shares.

        (c) The Shareholder's Shares and the certificates representing such Shareholder's Shares are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

        (d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Shareholder.

        (e) The Shareholder understands and acknowledges that Buyer is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement. The Shareholder acknowledges that the irrevocable proxy set forth in Section 4 is granted in consideration for the execution and delivery of the Merger Agreement by Buyer and Sub.

     2. Voting Agreements. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) At any meeting of Shareholders of Lamcor called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought (the "Shareholders' Meeting"), the Shareholder shall vote (or cause to be voted) the Shareholder's Shares in favor of the Merger, the execution and delivery by Lamcor of the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

        (b) At any meeting of Shareholders of Lamcor or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) such Shareholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Lamcor or (ii) any amendment of Lamcor's Articles of Incorporation or Bylaws or other proposal or transaction involving Lamcor or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").

     3. Covenants. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) The Shareholder shall not (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, offer for sale, solicitation of offer to purchase, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shareholder's Shares or any interest therein, except pursuant to the Merger; (ii) enter into or agree to enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shareholder's Shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to such Shareholder's Shares, except for this Agreement, or (iv) deposit such Shareholder's Shares into a voting trust or enter into or agree to enter into a voting agreement or arrangement with respect to such Shareholder's Shares; provided, however, that the Shareholder may transfer (as defined above) any of the Shareholder's Shares to any other person who is on the date hereof, or to any family member of a person or charitable institution which prior to the Shareholders Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of the "Shareholder" hereunder.

        (b) If a majority of the holders of Lamcor Stock approve the Merger and the Merger Agreement, the Shareholder's Shares shall, pursuant to the terms of the Merger Agreement, be exchanged for the consideration provided in the Merger Agreement. The Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that such Shareholder may have.

        (c) The Shareholder shall not, nor shall it permit any person who is an adviser or representative of the Shareholder to, directly or indirectly, alone or in concert with others (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that such restrictions shall not apply to the extent required by the fiduciary duties of the Shareholder arising out of his or her status as a director of Lamcor. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any person who is an adviser or representative of the Shareholder, whether or not such person is purporting to act on behalf of the Shareholder, shall be deemed to be in violation of this Section 3(c) by the Shareholder. For all purposes hereof, "Takeover Proposal" means any proposal for a merger, consolidation, share exchange or other business combination involving Lamcor or any of its subsidiaries or any proposal, tender or other offer to acquire in any manner, directly or indirectly, an equity interest in any voting securities of, or a substantial portion of the assets of Lamcor or any of its subsidiaries, other than the Merger and the other transactions contemplated by the Merger Agreement.

     4. Grant of Irrevocable Proxy; Appointment of Proxy.

        (a) The Shareholder hereby irrevocably grants to, and appoints, Buyer and Allen D. Barnes, President of Buyer, and William C. Beddingfield, Executive Vice President, Treasurer and Secretary of Buyer, in their respective capacities as officers of Buyer, and any individual who shall hereafter succeed to any such office of Buyer, and each of them individually, the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Shareholder's Shares, or grant a consent or approval in respect of such Shareholder's Shares (i) in favor of the Merger, the execution and delivery of the Merger Agreement and approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (ii) against any Competing Transaction.

        (b) The Shareholder represents that any proxies heretofore given in respect of the Shareholder's shares are not irrevocable, and that any such proxies are hereby revoked.

        (c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 302A.449 of the Minnesota Business Corporation Act.

     5. Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shareholder's Shares shall pass, whether by operation of law or otherwise, including without limitation the Shareholder's successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Lamcor affecting the Lamcor Stock, or the acquisition of additional shares of Lamcor Stock or other voting securities of Lamcor by any Shareholder, the number of Shareholder's Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Lamcor Stock or other voting securities of Lamcor issued to or acquired by the Shareholder.

     6. Stop Transfer. Lamcor agrees with, and covenants to, Buyer that Lamcor shall not register the transfer of any certificate representing any of the Shareholder's Shares, unless such transfer is made to Buyer or Sub or otherwise in compliance with this Agreement. The Shareholder agrees that the Shareholder will tender to Lamcor, within five business days after the date thereof, any and all certificates representing such Shareholder's Shares and Lamcor will inscribe upon such certificates the following legend:

        "The shares of Common Stock, no par value, of Lamcor, Incorporated represented by this certificate are subject to a Shareholder Voting Agreement dated as of _______, 1996, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of Lamcor, Incorporated."

In the event that this Agreement is terminated in accordance with Section 9 hereof, Lamcor or its legal counsel may cause the foregoing legend to be removed from such certificates.

     7. Regulatory Approvals. Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions and receipt of any required regulatory approvals.

     8. Further Assurances. The Shareholder shall, upon request of Buyer, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Buyer to be necessary or desirable to carry out the provisions hereof and to vest the power to vote such Shareholder's Shares as contemplated by Section 4 in Buyer and the other irrevocable proxies described therein at the expense of Buyer.

     9. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (x) the Effective Time of the Merger or (y) the date upon which the Merger Agreement is terminated in accordance with its terms.

     10. Miscellaneous.

         (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

         (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Buyer, to the address set forth in Section 11.8 of the Merger Agreement; and (ii) if to the Shareholder; to its address shown below its signature on the last page hereof.

         (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (d) This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

         (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 3(a). Any assignment in violation of the foregoing shall be void.

         (h) The Shareholder agrees that irreparable damage would occur and that Buyer would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Buyer shall be entitled to an injunction or injunctions to prevent breaches by the Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Minnesota or in Minnesota state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Minnesota or any Minnesota state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Minnesota or a Minnesota state court.

         (i) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

     IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholder Voting Agreement as of the day and year first above written.

                                PACKAGING ACQUISITION CORPORATION

                                By:     /s/ Allen D. Barnes
                                   -------------------------------------------
                                        President

                                LAMCOR, INCORPORATED

                                By:     /s/ Toby Jensen
                                   -------------------------------------------
                                        President

                                SHAREHOLDER:

                                        /s/ Christopher A. Elliott
                                ----------------------------------------------
                                Name:   Christopher A. Elliott
                                Address:4500 First Bank Place - 601 2nd Ave. S.
                                         Minneapolis, Minnesota  55402
                                Number of Shares
                                Beneficially Owned: 156,333

                         SHAREHOLDER VOTING AGREEMENT

     THIS SHAREHOLDER VOTING AGREEMENT (this "Agreement") is made and entered into as of September 30, 1996, by and between Packaging Acquisition Corporation, a Georgia corporation ("Buyer"), Lamcor, Incorporated, a Minnesota corporation ("Lamcor"), and the undersigned (the "Shareholder").

     WHEREAS, the Shareholder desires that Buyer, LI Acquisition Corporation, a wholly owned subsidiary of Buyer ("Sub"), and Lamcor enter into an Agreement and Plan of Merger dated the date hereof (as the same may be amended or supplemented, the "Merger Agreement") with respect to the merger of Sub with and into Lamcor (the "Merger"); and

     WHEREAS, the Shareholder and Lamcor are executing this Agreement as an inducement to Buyer to enter into and execute, and to cause Sub to enter into and execute the Merger Agreement;

     NOW, THEREFORE, in consideration of the execution and delivery by Buyer and Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

     1. Representations and Warranties. The Shareholder represents and warrants to Buyer as follows:

        (a) The Shareholder is the record and beneficial owner of the number of shares (such "Shareholder's Shares") of common stock, no par value, of Lamcor ("Lamcor Stock") set forth below such Shareholder's name on the signature page hereof. Except for the Shareholder's Shares, the Shareholder is not the record or beneficial owner of any shares of Lamcor Stock. This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder, enforceable in accordance with its terms.

        (b) Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shareholder's Shares are subject. If the Shareholder is married and the Shareholder's Shares constitute community property, this Agreement has been duly executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder's spouse, enforceable against such person in accordance with its terms, and reference herein to "Shareholder" shall, unless the context clearly requires otherwise, also mean and include such spouse. Consummation by the Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder's Shares.

        (c) The Shareholder's Shares and the certificates representing such Shareholder's Shares are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

        (d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Shareholder.

        (e) The Shareholder understands and acknowledges that Buyer is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement. The Shareholder acknowledges that the irrevocable proxy set forth in Section 4 is granted in consideration for the execution and delivery of the Merger Agreement by Buyer and Sub.

     2. Voting Agreements. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) At any meeting of Shareholders of Lamcor called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought (the "Shareholders' Meeting"), the Shareholder shall vote (or cause to be voted) the Shareholder's Shares in favor of the Merger, the execution and delivery by Lamcor of the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

        (b) At any meeting of Shareholders of Lamcor or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) such Shareholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Lamcor or (ii) any amendment of Lamcor's Articles of Incorporation or Bylaws or other proposal or transaction involving Lamcor or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").

     3. Covenants. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) The Shareholder shall not (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, offer for sale, solicitation of offer to purchase, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shareholder's Shares or any interest therein, except pursuant to the Merger; (ii) enter into or agree to enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shareholder's Shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to such Shareholder's Shares, except for this Agreement, or (iv) deposit such Shareholder's Shares into a voting trust or enter into or agree to enter into a voting agreement or arrangement with respect to such Shareholder's Shares; provided, however, that the Shareholder may transfer (as defined above) any of the Shareholder's Shares to any other person who is on the date hereof, or to any family member of a person or charitable institution which prior to the Shareholders Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of the "Shareholder" hereunder.

        (b) If a majority of the holders of Lamcor Stock approve the Merger and the Merger Agreement, the Shareholder's Shares shall, pursuant to the terms of the Merger Agreement, be exchanged for the consideration provided in the Merger Agreement. The Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that such Shareholder may have.

        (c) The Shareholder shall not, nor shall it permit any person who is an adviser or representative of the Shareholder to, directly or indirectly, alone or in concert with others (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that such restrictions shall not apply to the extent required by the fiduciary duties of the Shareholder arising out of his or her status as a director of Lamcor. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any person who is an adviser or representative of the Shareholder, whether or not such person is purporting to act on behalf of the Shareholder, shall be deemed to be in violation of this Section 3(c) by the Shareholder. For all purposes hereof, "Takeover Proposal" means any proposal for a merger, consolidation, share exchange or other business combination involving Lamcor or any of its subsidiaries or any proposal, tender or other offer to acquire in any manner, directly or indirectly, an equity interest in any voting securities of, or a substantial portion of the assets of Lamcor or any of its subsidiaries, other than the Merger and the other transactions contemplated by the Merger Agreement.

     4. Grant of Irrevocable Proxy; Appointment of Proxy.

        (a) The Shareholder hereby irrevocably grants to, and appoints, Buyer and Allen D. Barnes, President of Buyer, and William C. Beddingfield, Executive Vice President, Treasurer and Secretary of Buyer, in their respective capacities as officers of Buyer, and any individual who shall hereafter succeed to any such office of Buyer, and each of them individually, the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Shareholder's Shares, or grant a consent or approval in respect of such Shareholder's Shares (i) in favor of the Merger, the execution and delivery of the Merger Agreement and approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (ii) against any Competing Transaction.

        (b) The Shareholder represents that any proxies heretofore given in respect of the Shareholder's shares are not irrevocable, and that any such proxies are hereby revoked.

        (c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 302A.449 of the Minnesota Business Corporation Act.

     5. Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shareholder's Shares shall pass, whether by operation of law or otherwise, including without limitation the Shareholder's successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Lamcor affecting the Lamcor Stock, or the acquisition of additional shares of Lamcor Stock or other voting securities of Lamcor by any Shareholder, the number of Shareholder's Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Lamcor Stock or other voting securities of Lamcor issued to or acquired by the Shareholder.

     6. Stop Transfer. Lamcor agrees with, and covenants to, Buyer that Lamcor shall not register the transfer of any certificate representing any of the Shareholder's Shares, unless such transfer is made to Buyer or Sub or otherwise in compliance with this Agreement. The Shareholder agrees that the Shareholder will tender to Lamcor, within five business days after the date thereof, any and all certificates representing such Shareholder's Shares and Lamcor will inscribe upon such certificates the following legend:

        "The shares of Common Stock, no par value, of Lamcor, Incorporated represented by this certificate are subject to a Shareholder Voting Agreement dated as of _______, 1996, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of Lamcor, Incorporated."

In the event that this Agreement is terminated in accordance with Section 9 hereof, Lamcor or its legal counsel may cause the foregoing legend to be removed from such certificates.

     7. Regulatory Approvals. Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions and receipt of any required regulatory approvals.

     8. Further Assurances. The Shareholder shall, upon request of Buyer, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Buyer to be necessary or desirable to carry out the provisions hereof and to vest the power to vote such Shareholder's Shares as contemplated by Section 4 in Buyer and the other irrevocable proxies described therein at the expense of Buyer.

     9. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (x) the Effective Time of the Merger or (y) the date upon which the Merger Agreement is terminated in accordance with its terms.

     10. Miscellaneous.

         (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

         (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Buyer, to the address set forth in Section 11.8 of the Merger Agreement; and (ii) if to the Shareholder; to its address shown below its signature on the last page hereof.

         (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (d) This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

         (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 3(a). Any assignment in violation of the foregoing shall be void.

         (h) The Shareholder agrees that irreparable damage would occur and that Buyer would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Buyer shall be entitled to an injunction or injunctions to prevent breaches by the Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Minnesota or in Minnesota state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Minnesota or any Minnesota state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Minnesota or a Minnesota state court.

         (i) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

     IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholder Voting Agreement as of the day and year first above written.

                                        PACKAGING ACQUISITION CORPORATION

                                        By:     /s/ Allen D. Barnes
                                           -----------------------------------
                                                President

                                        LAMCOR, INCORPORATED

                                        By:     /s/ Toby Jensen
                                           -----------------------------------
                                                President

                                        SHAREHOLDER:

                                                /s/ Leo W. Lund
                                        --------------------------------------
                                        Name:   Leo W. Lund
                                        Address:8321 Dupont Ave. S.
                                                 Minneapolis, Minnesota  55420
                                        Number of Shares
                                        Beneficially Owned: 154,000

                         SHAREHOLDER VOTING AGREEMENT

     THIS SHAREHOLDER VOTING AGREEMENT (this "Agreement") is made and entered into as of September 30, 1996, by and between Packaging Acquisition Corporation, a Georgia corporation ("Buyer"), Lamcor, Incorporated, a Minnesota corporation ("Lamcor"), and the undersigned (the "Shareholder").

     WHEREAS, the Shareholder desires that Buyer, LI Acquisition Corporation, a wholly owned subsidiary of Buyer ("Sub"), and Lamcor enter into an Agreement and Plan of Merger dated the date hereof (as the same may be amended or supplemented, the "Merger Agreement") with respect to the merger of Sub with and into Lamcor (the "Merger"); and

     WHEREAS, the Shareholder and Lamcor are executing this Agreement as an inducement to Buyer to enter into and execute, and to cause Sub to enter into and execute the Merger Agreement;

     NOW, THEREFORE, in consideration of the execution and delivery by Buyer and Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

     1. Representations and Warranties. The Shareholder represents and warrants to Buyer as follows:

        (a) The Shareholder is the record and beneficial owner of the number of shares (such "Shareholder's Shares") of common stock, no par value, of Lamcor ("Lamcor Stock") set forth below such Shareholder's name on the signature page hereof. Except for the Shareholder's Shares, the Shareholder is not the record or beneficial owner of any shares of Lamcor Stock. This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder, enforceable in accordance with its terms.

        (b) Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shareholder's Shares are subject. If the Shareholder is married and the Shareholder's Shares constitute community property, this Agreement has been duly executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder's spouse, enforceable against such person in accordance with its terms, and reference herein to "Shareholder" shall, unless the context clearly requires otherwise, also mean and include such spouse. Consummation by the Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder's Shares.

        (c) The Shareholder's Shares and the certificates representing such Shareholder's Shares are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

        (d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Shareholder.

        (e) The Shareholder understands and acknowledges that Buyer is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement. The Shareholder acknowledges that the irrevocable proxy set forth in Section 4 is granted in consideration for the execution and delivery of the Merger Agreement by Buyer and Sub.

     2. Voting Agreements. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) At any meeting of Shareholders of Lamcor called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought (the "Shareholders' Meeting"), the Shareholder shall vote (or cause to be voted) the Shareholder's Shares in favor of the Merger, the execution and delivery by Lamcor of the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

        (b) At any meeting of Shareholders of Lamcor or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) such Shareholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Lamcor or (ii) any amendment of Lamcor's Articles of Incorporation or Bylaws or other proposal or transaction involving Lamcor or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").

     3. Covenants. The Shareholder agrees with, and covenants to, Buyer as follows:

        (a) The Shareholder shall not (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, offer for sale, solicitation of offer to purchase, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shareholder's Shares or any interest therein, except pursuant to the Merger; (ii) enter into or agree to enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shareholder's Shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to such Shareholder's Shares, except for this Agreement, or (iv) deposit such Shareholder's Shares into a voting trust or enter into or agree to enter into a voting agreement or arrangement with respect to such Shareholder's Shares; provided, however, that the Shareholder may transfer (as defined above) any of the Shareholder's Shares to any other person who is on the date hereof, or to any family member of a person or charitable institution which prior to the Shareholders Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of the "Shareholder" hereunder.

        (b) If a majority of the holders of Lamcor Stock approve the Merger and the Merger Agreement, the Shareholder's Shares shall, pursuant to the terms of the Merger Agreement, be exchanged for the consideration provided in the Merger Agreement. The Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that such Shareholder may have.

        (c) The Shareholder shall not, nor shall it permit any person who is an adviser or representative of the Shareholder to, directly or indirectly, alone or in concert with others (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that such restrictions shall not apply to the extent required by the fiduciary duties of the Shareholder arising out of his or her status as a director of Lamcor. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any person who is an adviser or representative of the Shareholder, whether or not such person is purporting to act on behalf of the Shareholder, shall be deemed to be in violation of this Section 3(c) by the Shareholder. For all purposes hereof, "Takeover Proposal" means any proposal for a merger, consolidation, share exchange or other business combination involving Lamcor or any of its subsidiaries or any proposal, tender or other offer to acquire in any manner, directly or indirectly, an equity interest in any voting securities of, or a substantial portion of the assets of Lamcor or any of its subsidiaries, other than the Merger and the other transactions contemplated by the Merger Agreement.

     4. Grant of Irrevocable Proxy; Appointment of Proxy.

        (a) The Shareholder hereby irrevocably grants to, and appoints, Buyer and Allen D. Barnes, President of Buyer, and William C. Beddingfield, Executive Vice President, Treasurer and Secretary of Buyer, in their respective capacities as officers of Buyer, and any individual who shall hereafter succeed to any such office of Buyer, and each of them individually, the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Shareholder's Shares, or grant a consent or approval in respect of such Shareholder's Shares (i) in favor of the Merger, the execution and delivery of the Merger Agreement and approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (ii) against any Competing Transaction.

        (b) The Shareholder represents that any proxies heretofore given in respect of the Shareholder's shares are not irrevocable, and that any such proxies are hereby revoked.

        (c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 302A.449 of the Minnesota Business Corporation Act.

     5. Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shareholder's Shares shall pass, whether by operation of law or otherwise, including without limitation the Shareholder's successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Lamcor affecting the Lamcor Stock, or the acquisition of additional shares of Lamcor Stock or other voting securities of Lamcor by any Shareholder, the number of Shareholder's Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Lamcor Stock or other voting securities of Lamcor issued to or acquired by the Shareholder.

     6. Stop Transfer. Lamcor agrees with, and covenants to, Buyer that Lamcor shall not register the transfer of any certificate representing any of the Shareholder's Shares, unless such transfer is made to Buyer or Sub or otherwise in compliance with this Agreement. The Shareholder agrees that the Shareholder will tender to Lamcor, within five business days after the date thereof, any and all certificates representing such Shareholder's Shares and Lamcor will inscribe upon such certificates the following legend:

        "The shares of Common Stock, no par value, of Lamcor, Incorporated represented by this certificate are subject to a Shareholder Voting Agreement dated as of _______, 1996, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of Lamcor, Incorporated."

In the event that this Agreement is terminated in accordance with Section 9 hereof, Lamcor or its legal counsel may cause the foregoing legend to be removed from such certificates.

     7. Regulatory Approvals. Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions and receipt of any required regulatory approvals.

     8. Further Assurances. The Shareholder shall, upon request of Buyer, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Buyer to be necessary or desirable to carry out the provisions hereof and to vest the power to vote such Shareholder's Shares as contemplated by Section 4 in Buyer and the other irrevocable proxies described therein at the expense of Buyer.

     9. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (x) the Effective Time of the Merger or (y) the date upon which the Merger Agreement is terminated in accordance with its terms.

     10. Miscellaneous.

         (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

         (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Buyer, to the address set forth in Section 11.8 of the Merger Agreement; and (ii) if to the Shareholder; to its address shown below its signature on the last page hereof.

         (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (d) This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

         (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 3(a). Any assignment in violation of the foregoing shall be void.

         (h) The Shareholder agrees that irreparable damage would occur and that Buyer would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Buyer shall be entitled to an injunction or injunctions to prevent breaches by the Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Minnesota or in Minnesota state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Minnesota or any Minnesota state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Minnesota or a Minnesota state court.

         (i) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

     IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholder Voting Agreement as of the day and year first above written.

                                        PACKAGING ACQUISITION CORPORATION

                                        By:     /s/ Allen D. Barnes
                                           -----------------------------------
                                                President

                                        LAMCOR, INCORPORATED

                                        By:     /s/ Toby Jensen
                                           -----------------------------------
                                                President

                                        SHAREHOLDER:

                                                /s/ Toby Jensen
                                        --------------------------------------
                                        Name:   Toby Jensen
                                        Address:10646  1st Timberlane Dr.
                                                 Northfield, Minnesota  55057
                                        Number of Shares
                                        Beneficially Owned: 70,050